        As filed with the Securities and Exchange Commission on October 1, 1998.
                                                   Registration Nos.  333-______
                                                                        811-5439


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                          ----------------------------------

                                       FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           Pre-Effective Amendment No. ____
                         Post-Effective Amendment No. ____
                                        AND/OR

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                   Amendment No. 57


                                  VARIABLE ACCOUNT D
                                          OF
                          FORTIS BENEFITS INSURANCE COMPANY

                              (Exact Name of Registrant)

                          ---------------------------------


                          FORTIS BENEFITS INSURANCE COMPANY
                                 (Name of Depositor)
                                 500 Bielenberg Drive
                              Woodbury, Minnesota 55125
                 (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number, including Area Code:
                                     612-738-5000

                          ---------------------------------

                               RHONDA J. SCHWARTZ, ESQ.
                                 500 Bielenberg Drive
                              Woodbury, Minnesota 55125
                       (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

                         -----------------------------------

It is proposed that this filing will be come effective (check appropriate box):


           immediately upon filing pursuant to paragraph (b) of Rule 485.
     -----

           on January 1, 1999 pursuant to paragraph (b) of Rule 485.
     -----

           60 days after filing pursuant to paragraph (a)(1) of Rule 485.
     -----

           on _____________ pursuant to paragraph (a)(1) of Rule 485.
     -----

If appropriate, check the following box:

               This post-effective amendment designated a new effective date for
     -----     a previously filed post-effective amendment.


                        --------------------------------------


The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file another amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                VARIABLE ACCOUNT D OF
                          FORTIS BENEFITS INSURANCE COMPANY
                        Cross Reference Sheet Showing Location
                           of Information in Prospectus or
                         Statement of Additional Information
                       ---------------------------------------


Form N-4                                   Prospectus Caption
--------                                   ------------------

1.  Cover Page                             Cover Page

2.  Definitions                            Special Terms Used in This
                                           Prospectus

3.  Synopsis of Highlights                 Summary of Certificate Features

4.  Condensed Financial                    Further Information About Fortis
    Information                            Benefits

5.  General Description of                 Cover Page; Summary of Certificate
    Registrant, Depositor and              Features; Fortis Benefits/Fortis
    Portfolio Companies                    Financial Group Member; The Variable
                                           Account; The Portfolios; The Fixed
                                           Account; Further Information about
                                           Fortis Benefits

6.  Deductions                             Summary of Certificate Features;
                                           Charges and Deductions

7.  General Description of                 Accumulation Period; General
    Variable Annuity Contracts             Provisions

8.  Annuity Period                         The Annuity Period

9.  Death Benefit                          Summary of Certificate Features;
                                           Accumulation Period

10. Purchase and Contract                  Accumulation Period
    Value

11. Redemptions                            Summary of Certificate Features;
                                           Total and Partial Surrenders

12. Taxes                                  Summary of Certificate Features;
                                           Federal Tax Matters

13. Legal Proceedings                      None

14. Table of Contents of the               Contents of the Statement of
    Statement of Additional                Additional Information
    Information

Form N-4                                   Statement of Additional
(cont'd.)                                    Information Caption
---------                                  -----------------------

15. Cover Page                             Cover Page

16. Table of Contents                      Table of Contents

17. General Information and                Ownership of Securities
     History                               (in Prospectus)

18. Services                               Services

19. Purchase of Securities                 Distribution (in Prospectus)
    Being Offered

20. Underwriters                           Services

21. Calculation of Performance             Appendix A to Statement of
    Data                                   Additional Information

22. Annuity Payments                       Calculation of Annuity Payments

23. Financial Statements                   Variable Account
                                           Financial Statements

FORTIS BENEFITS INSURANCE COMPANY

MAILING ADDRESS:      STREET ADDRESS:             PHONE: 1-800-963-9222
P.O. BOX 64273        500 BIELENBERG DRIVE
ST. PAUL              WOODBURY
MINNESOTA 55164       MINNESOTA 55125

This prospectus describes interests under flexible premium deferred combination variable and fixed annuity contracts issued by Fortis Benefits Insurance Company ("Fortis Benefits").

These contracts allow you to accumulate funds on a tax-deferred basis. You may elect a guaranteed interest accumulation option through a fixed account or a variable return accumulation option through a variable account or a combination of these two options. Under the variable return accumulation option, you can choose among the following investment portfolios:

Federated American Leaders Fund II                  Federated High Income Bond Fund II
Federated Equity Income Fund II                     Federated International Equity Fund II
Federated Fund for U.S. Government Securities II    Federated Prime Money Fund II
Federated Growth Strategies Fund II                 Federated Utility Fund II

                       The accompanying prospectus for these investment portfolios describes the investment objectives, policies and risks of each of the portfolios. You can choose among different guarantee periods under the guaranteed interest accumulation option, each of which has its own current interest rate which is guaranteed for the entire guarantee period. In states where guarantee periods fixed accounts are not offered, you can choose an interest in a fixed account which has a minimum interest rate guarantee and a higher current rate which can be changed from time to time.

                       There are two different forms of contract offered by this prospectus. One form is offered where all of the proposed owners of the contract are less than 61 years old when the contract is purchased. A second form is offered where one or more of the proposed owners are 61 years old, or older. The differences between the two forms of contracts are: (1) the death benefit provided; (2) the provision for withdrawals from the contract without a surrender charge during the surrender charge period, and (3) the mortality and expense risk charge imposed. These provisions are discussed in this prospectus under the sections entitled (1) Accumulation Period--Benefit Payable on Death of Owner (or Annuitant); (2) Charges and Deductions--Surrender Charge--Free Surrenders; and (3) Charges and Deductions--Charges Against the Variable Account.

                       This prospectus gives you information about the contracts you should know before investing. This prospectus must be accompanied by a current prospectus of the available investment portfolios. These prospectuses should be read carefully and kept for future reference.

                       A Statement of Additional Information, dated January 1, 1999, about certain aspects of the contracts has been filed with the Securities and Exchange Commission and is available without charge from Fortis Benefits at the address and phone number printed above. The Table of Contents for the Statement of Additional Information appears on page 26 of this prospectus.

                        THESE CONTRACTS ARE NOT OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, CREDIT UNION, BROKER-DEALER OR OTHER FINANCIAL INSTITUTION. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        FORTIS-Registered Trademark- and Fortis-Registered Trademark- are registered servicemarks of Fortis AMEV and Fortis AG.

THE
CONSULTANT
VARIABLE
ANNUITY

Contracts Under Flexible
Premium Deferred

Combination Variable and
Fixed Annuity Contracts

PROSPECTUS DATED
January 1, 1999

      [LOGO]

TABLE OF CONTENTS

                                                                        PAGE
Information Concerning Fees and Charges...............................     3
Summary of Contract Features..........................................     5
Fortis Benefits/Fortis Financial Group Member.........................     6
The Variable Account..................................................     7
The Portfolios........................................................     7
The Fixed Account.....................................................     7
    - Guarantee Periods Fixed Account.................................     8
    - Market Value Adjustment.........................................     8
    - General Account Fixed Account...................................     9
    - General Account Fixed Account Transfers.........................     9
    - Investments by Fortis Benefits..................................     9
Accumulation Period...................................................    10
    - Issuance of a Contract and Purchase Payments....................    10
    - Contract Value..................................................    10
    - Allocation of Purchase Payments and Contract Value..............    11
    - Total and Partial Surrenders....................................    11
    - Telephone Transactions..........................................    12
    - Benefit Payable on Death of Owner (or Annuitant)................    12
The Annuity Period....................................................    13
    - Annuity Commencement Date.......................................    13
    - Commencement of Annuity Payments................................    13
    - Relationship Between Subaccount Investment Performance and
       Amount of Variable Annuity Payments............................    13
    - Annuity Forms...................................................    14
    - Death of Annuitant or Other Payee...............................    14
Charges and Deductions................................................    14
    - Premium Taxes...................................................    14
    - Charges Against the Variable Account............................    14
    - Tax Charge......................................................    15
    - Surrender Charge................................................    15
        - Free Surrenders.............................................    15
        - Nursing Care/Hospitalization Waiver of Surrender Charges....    16
    - Miscellaneous...................................................    16
General Provisions....................................................    16
    - The Contracts...................................................    16
    - Postponement of Payments........................................    16
    - Misstatement of Age or Sex and Other Errors.....................    16
    - Assignment......................................................    16
    - Beneficiary.....................................................    16
    - Reports.........................................................    17
Rights Reserved By Fortis Benefits....................................    17
Distribution..........................................................    17
Federal Tax Matters...................................................    17
Further Information about Fortis Benefits.............................    20
    - General.........................................................    20
    - Ownership of Securities.........................................    20
    - Selected Financial Data.........................................    20
    - Management's Discussion and Analysis of Financial Condition and
      Results of Operations...........................................    20
Voting Privileges.....................................................    22
Legal Matters.........................................................    23
Other Information.....................................................    23
Contents of Statement of Additional Information.......................    23
Fortis Benefits Financial Statements..................................    23
Special Terms Used in this Prospectus.................................    40
Appendix A--Sample Market Value Adjustment Calculations...............   A-1
Appendix B--Explanation of Expense Calculations.......................   B-1
Appendix C--Sample Death Benefit Calculations.........................   C-1
Appendix D--Participating Portfolios..................................   D-1
Appendix E--Pro Rata Adjustments......................................   E-1

THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FORTIS BENEFITS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS, THE RELATED STATEMENT OF ADDITIONAL INFORMATION, OR ANY SUPPLEMENTS THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FORTIS BENEFITS.

INFORMATION CONCERNING FEES AND CHARGES

CONTRACTOWNER TRANSACTION CHARGES

       Front-End Sales Charge Imposed on
      Purchases...................................         0%
       Maximum Surrender Charge for Sales
      Expenses....................................         7%

  NUMBER OF YEARS       SURRENDER CHARGE AS A
   SINCE PURCHASE      PERCENTAGE OF PURCHASE
PAYMENT WAS APPLIED            PAYMENT
--------------------  -------------------------
    Less than 3                       7%
At least 3 but less
       than 4                         5%
At least 4 but less
       than 5                         4%
At least 5 but less
       than 6                         3%
At least 6 but less
       than 7                         2%
     7 or more                        0%

       Other Surrender Fees.......................     0%
       Exchange Fee...............................     0%
ANNUAL CONTRACT ADMINISTRATION CHARGE.............    $0

                                                            ALL CONTRACT       ONE OR MORE CONTRACT
                                                           OWNERS UNDER 61      OWNERS 61 OR OLDER
                                                           ---------------     ---------------------
VARIABLE ACCOUNT ANNUAL CHARGES
 (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
       Mortality and Expense Risk Charge...............         1.10%                  1.30%
       Variable Account Administrative Charge..........         0.10%                  0.10%
                                                                 ---                    ---
         Total Variable Account Annual Expenses........         1.20%                  1.40%

MARKET VALUE ADJUSTMENT WITH RESPECT TO GUARANTEE PERIODS FIXED ACCOUNT

Surrenders and other withdrawals from the Guarantee Periods Fixed Account more than fifteen days from the end of a guarantee period are subject to a Market Value Adjustment. The Market Value Adjustment may increase or reduce the Fixed Account value. It is computed pursuant to a formula that is described in more detail under "Market Value Adjustment."

PORTFOLIO ANNUAL EXPENSES

The following table illustrates the advisory fees and other expenses applicable to the Portfolios. Except as noted, the following figures are a percentage of average net assets and are based on figures for the year ended December 31, 1997. The information set forth in this table was provided to Fortis Benefits by the Portfolio managers and Fortis Benefits has not independently verified such information. These expenses are reflected in the Portfolio's net asset value and are not deducted from a contract's account value.

                                                                                           TOTAL PORTFOLIO
                                                                                              OPERATING
                                                                INVESTMENT                    EXPENSES
                                                               ADVISORY AND     OTHER      (AFTER EXPENSE
                                                              MANAGEMENT FEE   EXPENSES   REIMBURSEMENT)(a)
                                                              --------------   --------   -----------------
Federated American Leaders Fund II..........................          0.66%      0.19%              0.85%
Federated Equity Income Fund II (b).........................          0.00%      0.85%              0.85%
Federated Fund for U.S. Government Securities II............          0.15%      0.65%              0.80%
Federated Growth Strategies Fund II.........................          0.08%      0.77%              0.85%
Federated High Income Bond Fund II..........................          0.51%      0.29%              0.80%
Federated International Equity Fund II......................          0.02%      1.21%              1.23%
Federated Prime Money Fund II...............................          0.30%      0.50%              0.80%
Federated Utility Fund II...................................          0.48%      0.37%              0.85%

------------------------
(a) The total operating expenses of each of the funds, absent the voluntary waiver of a portion of the management fee, would have been: 0.94% for the American Leaders Fund II; 2.29% for the Equity Income Fund II; 1.25% for the Fund for U.S. Government Securities II; 1.52% for the Growth Strategies Fund II; 0.89% for the High Income Bond Fund II; 2.21% for the International Equity Fund II; 1.00% for the Prime Money Fund II; and 1.12% for the Utility Fund II.

(b) This Portfolio has adopted a Rule 12b-1 distribution plan but has no present intention of paying or accruing the 12b-1 fee under the plan. If the Portfolio were paying or accruing the 12b-1 fee, the Portfolio would be able to pay up to 0.25% of its average daily net Portfolio assets for the 12b-1 fee. See "Distribution of Fund Shares" in the Portfolio prospectus.

EXAMPLES*

A.  CONTRACTS/ALL OWNERS UNDER 61

If you SURRENDER your contract, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------  -------   -------   -------   --------
Federated American Leaders Fund II..........................      84       117       145        234
Federated Equity Income Fund II.............................      84       117       145        234
Federated Fund for U.S. Gov't Securities II.................      83       116       142        229
Federated Growth Strategies Fund II.........................      84       117       145        234
Federated High Income Bond Fund II..........................      83       116       142        229
Federated International Equity Fund II......................      87       129       164        273
Federated Prime Money Fund II...............................      83       116       142        229
Federated Utility Fund II...................................      84       117       145        234

If you COMMENCE AN ANNUITY payment option, or DO NOT SURRENDER your contract, you would pay the following cumulative expenses on a $1000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------  -------   -------   -------   --------
Federated American Leaders Fund II..........................      21        63       109        234
Federated Equity Income Fund II.............................      21        63       109        234
Federated Fund for U.S. Gov't Securities II.................      20        62       106        229
Federated Growth Strategies Fund II.........................      21        63       109        234
Federated High Income Bond Fund II..........................      20        62       106        229
Federated International Equity Fund II......................      24        75       128        273
Federated Prime Money Fund II...............................      20        62       106        229
Federated Utility Fund II...................................      21        63       109        234

B.  CONTRACTS/ONE OR MORE OWNERS 61 OR OLDER

If you SURRENDER your contract, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------  -------   -------   -------   --------
Federated American Leaders Fund II..........................      86       123       155        255
Federated Equity Income Fund II.............................      86       123       155        255
Federated Fund for U.S. Gov't Securities II.................      85       122       152        250
Federated Growth Strategies Fund II.........................      86       123       155        255
Federated High Income Bond Fund II..........................      85       122       152        250
Federated International Equity Fund II......................      89       135       174        293
Federated Prime Money Fund II...............................      85       122       152        250
Federated Utility Fund II...................................      86       123       155        255

If you COMMENCE AN ANNUITY payment option, or DO NOT SURRENDER your contract, you would pay the following cumulative expenses on a $1000 investment, assuming a 5% annual return on assets:

Federated American Leaders Fund II..........................      23        69       119        255
Federated Equity Income Fund II.............................      23        69       119        255
Federated Fund for U.S. Gov't Securities II.................      22        68       116        250
Federated Growth Strategies Fund II.........................      23        69       119        255
Federated High Income Bond Fund II..........................      22        68       116        250
Federated International Equity Fund II......................      26        81       138        293
Federated Prime Money Fund II...............................      22        68       116        250
Federated Utility Fund II...................................      23        69       119        255

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                            ------------------------

The foregoing tables and examples are included to assist you in understanding the transaction and operating expenses imposed directly or indirectly under the contracts and the Portfolios. Amounts for state premium taxes or similar assessments will also be deducted, where applicable.

See Appendix C for an explanation of the calculation of the amounts set forth above.

SUMMARY OF CONTRACT FEATURES

The following summary should be read in conjunction with the detailed information in this prospectus. Variations from the information appearing in this prospectus due to requirements particular to your state are described in supplements which are attached to this prospectus, or in endorsements to the contract as appropriate.

The contracts are designed to provide individuals with retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of such accumulations to provide fixed or variable annuity payments.

"We," "our," and "us" mean Fortis Benefits Insurance Company. "You" and "your" mean a reader of this prospectus who is contemplating making purchase payments or taking any other action in connection with a contract.

Depending on the state that you live in, the contract that is issued to you may be as a part of a group contract or as an individual contract. Participation in a group contract will be evidenced by the issuance of a certificate showing your interest under the group contract. In other states, an individual contract will be issued to you. Both the certificate and the contract are referred to as a "contract" in this prospectus.

FREE LOOK

You have the right to examine a contract during a "free look" period after you receive the contract and return it for a refund of the amount of the then current contract value. However, in certain states where required by state law the refund will be in the amount of all purchase payments that have been made, without interest or appreciation or depreciation. The "free look" period is generally 10 days unless a longer time is specified on the face page of your contract.

PURCHASE PAYMENTS

The initial purchase payment under a contract must be at least $5,000 ($2,000 for a contract which is a part of a qualified plan). Additional purchase payments under a contract must be at least $500 (or $50 if part of a systematic investment plan). See "Issuance of a Contract and Purchase Payments."

ALLOCATION OF PURCHASE PAYMENTS

On the date that the contract is issued, except as hereafter explained, the initial purchase payment is allocated, as specified by you in the contract application, among one or more of the Portfolios, or to one or more of the guarantee periods in the Guarantee Periods Fixed Account (or to the General Account Fixed Account if the owner resides in a state in which the Guaranteed Periods Fixed Account is not offered), or to a combination thereof. If you reside in a state requiring a refund of all purchase payments under the "free look" privilege, the initial purchase payment will be allocated to the Federated Prime Money Fund II until the following number of days after we mail the contract to you: (1) the number of days in the "free look" period, plus (2) five days. After the expiration of the period, the contract value will be allocated to the fixed account and the Portfolios as directed by you. Subsequent purchase payments are allocated in the same way, or pursuant to different allocation percentages that you may subsequently request in writing.

VARIABLE ACCOUNT INVESTMENT OPTIONS

Each of the subaccounts of the Variable Account invests in shares of a Portfolio. Contract value in each of the subaccounts of the Variable Account will vary to reflect the investment experience of each of the corresponding Portfolios, as well as deductions for certain charges.

Each Portfolio has a separate and distinct investment objective. A full description of the Portfolios and their investment objectives, policies, risks and expenses can be found in the current prospectus for the Portfolio, which accompanies this prospectus, and the Statement of Additional Information for the Portfolio which is available upon request. (See Appendix D which contains a summary of the investment objectives of each Portfolio.)

FIXED ACCOUNT INVESTMENT OPTIONS

Either a Guarantee Periods Fixed Account or a General Account Fixed Account is available, depending upon your state of residence.

Any amount allocated by the owner to the Guarantee Periods Fixed Account earns a guaranteed interest rate. The level of the guaranteed interest rate depends on the length of the guarantee period selected by the owner. We currently make available ten different guarantee periods, ranging from one to ten years (less in some states where required by state limitations). If amounts are transferred, surrendered or otherwise paid out more than fifteen days before or after the end of the applicable guarantee period other than the one-year guarantee period, a Market Value Adjustment will be applied to increase or decrease the amount that is paid out. Accordingly, the Market Value Adjustment can result in gains or losses to you.

Any amount allocated to the General Account Fixed Account will accrue interest at a minimum effective annual rate plus such additional excess interest rate which we may declare from time-to-time.

For a more complete discussion of the Fixed Accounts investment option and the Market Value Adjustment, see "The Fixed Account."

TRANSFERS

During the Accumulation Period, you can transfer all or part of your contract value from one subaccount to another or into the Fixed Account and, subject to any Market Value Adjustment, from one guarantee period of a Guarantee Periods Fixed Account to another or into a subaccount. There are limitations on the frequency and amounts of transfers from the General Account Fixed Account. There is currently no charge for these transfers. We reserve the right to restrict the frequency of, or otherwise condition, terminate, or impose charges upon, transfers from a subaccount during the Accumulation Period. During the Annuity Period the person receiving annuity payments may make up to four transfers (but not from a Fixed Annuity Option) during each year of the Annuity Period. For a description of certain limitations on transfer rights, see "Allocations of Purchase Payments and Contract Value Transfers."

TOTAL OR PARTIAL SURRENDERS

Subject to certain conditions, all or part of the contract value may be surrendered by you before the earlier of (1) the Annuity Commencement Date, or
(2) if the owner is a non-natural person, the Annuitant's death. Amounts surrendered from the Guarantee Periods Fixed Account may be subject to a Market Value Adjustment. See "Total and Partial Surrenders" and "Market Value Adjustment." Particular attention should be paid to the tax implications of any surrender, including possible penalties for premature distributions. See "Federal Tax Matters."

CHARGES AND DEDUCTIONS

We deduct daily charges at a percentage rate per annum of the value of the average net assets in the Variable Account for the mortality and expense risks we assume. The percentage rate for contracts issued where all owners are less than 61 years old at the time of purchase is 1.20%. The percentage rate for contracts issued where one or more owner is 61 years old, or older, at the time of purchase is 1.40%. Also, there may be state premium tax charges deducted from your contract value. See "Charges and Deductions."

ANNUITY PAYMENTS

The contract provides several types of annuity benefits to you or other persons you properly designate to receive such payments, including Fixed and Variable Annuity Options. You have considerable flexibility in choosing the Annuity Commencement Date. However, the tax implications of an Annuity Commencement Date must be carefully considered, including the possibility of penalties for commencing benefits either too soon or too late. See "Annuity Commencement Date," "Annuity Forms" and "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information.

DEATH BENEFIT

In the event of the death of the owner, or the Annuitant if the owner is a non-natural person, prior to the Annuity Commencement Date, a death benefit is payable. See "Benefit Payable on Death of Owner (or Annuitant)."

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

Certain rights you would otherwise have under a contract may be limited by the terms of any applicable employee benefit plan. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a contract is issued.

The record owner of the group variable annuity contract pursuant to which group certificates may be issued will be a bank trustee whose sole function is to hold record ownership of the contract or an employer (or the employer's designee) in connection with an employee benefit plan. In the latter cases, certain rights that a owner otherwise would have under a contract may be reserved instead by the employer.

TAX IMPLICATIONS

The tax implications for you or any other persons who may receive payments under a contract, and those of any related employee benefit plan can be quite important. A brief discussion of some of these is set out under "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information, but such discussion is not comprehensive. Therefore, you should consider these matters carefully and consult a qualified tax adviser before making purchase payments or taking any other action in connection with a contract or any related employee benefit plan. Failure to do so could result in serious adverse tax consequences which might otherwise have been avoided.

QUESTIONS AND OTHER COMMUNICATIONS

Any question about procedures of the contract should be directed to your sales representative, or Fortis Benefits' home office: P.O. Box 64273, St. Paul, Minnesota, 55164: 1-800-963-9222. Purchase payments and written requests should be mailed or delivered to the same home office address. All communications should include the contract number, the owner's name and, if different, the Annuitant's name. The number for telephone transfers is 1-800-963-9222.

Any purchase payment or other communication, except a free-look cancellation notice, is deemed received at Fortis Benefit's home office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on The New York Stock Exchange, or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

This prospectus contains no Accumulation Unit Information for the applicable subaccounts of the Variable Account because no contracts have been sold and therefore no Accumulation Units have been issued.

Audited financial statements of the available subaccounts of the Variable Account are not included in the Statement of Additional Information because those subaccounts have not yet commenced operations, have no assets or liabilities, and have received no income nor incurred any expenses as of the date of this prospectus.

Advertising and other sales materials may include yield and total return figures for the subaccounts of the Variable Account. These figures are based on historical results and are not intended to indicate future performance. "Yield" is the income generated by an investment in the subaccount over a period of time specified in the advertisement. This rate of return is assumed to be earned over a full year and is shown as a percentage of the investment. "Total return" is the total change in value of an investment in the subaccount over a period of time specified in the advertisement. The rate of return shown would produce that change in value over the specified period, if compounded annually. Yield and total return figures do not reflect premium tax charges. This makes the performance shown more favorable.

Financial information concerning Fortis Benefits is included in this prospectus under "Additional Information About Fortis Benefits" and "Fortis Benefits Financial Statements."

FORTIS BENEFITS/FORTIS FINANCIAL GROUP MEMBER

Fortis Benefits Insurance Company, the issuer of the contracts, was founded in 1910. At the end of 1997, Fortis Benefits had approximately

$94 billion of total life insurance in force. Fortis Benefits is a Minnesota corporation and is qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is an indirectly wholly-owned subsidiary of Fortis, Inc., which is itself indirectly owned 50% by Fortis AMEV and 50% by Fortis AG. Fortis, Inc. manages the United States operations for these two companies.

Fortis Benefits is a member of the Fortis Financial Group, a joint effort by Fortis Benefits, Fortis Advisers, Inc., Fortis Investors, Inc., and Fortis Insurance Company, offering financial products through the management, marketing and servicing of mutual funds, annuities and life insurance and disability income products.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG have merged their operating companies under the trade name of Fortis. The Fortis group of companies is active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim. The Fortis group of companies had approximately $167 billion in assets as of year-end 1997.

All of the guarantees and commitments under the contracts are general obligations of Fortis Benefits, regardless of whether the contract value has been allocated to the Variable Account or to the Fixed Account. None of Fortis Benefits' affiliated companies has any legal obligation to back Fortis Benefits' obligations under the contracts.

THE VARIABLE ACCOUNT

The Variable Account, which is a segregated investment account of Fortis Benefits, was established as Variable Account D by Fortis Benefits pursuant to the insurance laws of Minnesota as of October 14, 1987. Although the Variable Account is an integral part of Fortis Benefits, the Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Assets in the Variable Account representing reserves and liabilities under these contracts and other variable annuity contracts issued by Fortis Benefits will not be chargeable with liabilities arising out of any other business of Fortis Benefits.

There are a number of subaccounts in the Variable Account. The assets in each subaccount are invested exclusively in one of the Portfolios listed on page one of this prospectus. Income and both realized and unrealized gains or losses from the assets of each subaccount of the Variable Account are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or arising out of any other business we may conduct. New subaccounts may be added as new Portfolios are added and made available. Correspondingly, if any Portfolios are eliminated, subaccounts may be eliminated from the Variable Account.

THE PORTFOLIOS

Contract holders may choose from among a number of different Portfolios, each of which is a mutual fund available for purchase only as a funding vehicle for benefits under variable life insurance and variable annuities issued by Fortis Benefits and other life insurance companies. (See Appendix D which contains a summary of the investment objectives of each Portfolio.) Each Portfolio corresponds to one of the subaccounts of the Variable Account. The assets of each Portfolio are separate from the others and each Portfolio operates as a separate investment portfolio whose performance has no effect on the investment performance of any other Portfolio. More detailed information for each Portfolio offered, such as its investment policies and restrictions, charges, risks associated with investing in it, and other aspects of its operations, may be found in the current prospectus for each Portfolio. Such a prospectus for the Portfolios being considered must accompany this prospectus and should be read in conjunction with it. A copy of each prospectus may be obtained without charge from Fortis Benefits by calling 1-800-963-9222, or writing P.O. Box 64273, St. Paul, Minnesota 55164.

Fortis Benefits purchases and redeems Portfolios' shares for the Variable Account at their net asset value without the imposition of any sales or redemption charges. Any dividend or capital gain distributions attributable to contracts are automatically reinvested in shares of the Portfolio from which they are received at the Portfolio's net asset value on the date paid. Such dividends and distributions will have the effect of reducing the net asset value of each share of the corresponding Portfolio and increasing, by an equivalent value, the number of shares outstanding of the Portfolio. However, the value of your interest in the corresponding subaccount will not change as a result of any such dividends and distributions.

As indicated, Portfolios may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Variable Account and other separate accounts of Fortis Benefits. Although Fortis Benefits does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the Portfolios. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the owners and those of other companies, or some other reason. In the event of conflict, Fortis Benefits will take any steps necessary to protect the owners and variable annuity payees.

THE FIXED ACCOUNT

Interests in either of two different Fixed Accounts are offered by this prospectus, depending upon the state of residence of the contract applicant: a Guarantee Periods Fixed Account or a General Account Fixed Account. Both of these Fixed Accounts are referred to as the Fixed Account elsewhere in this prospectus where a distinction is not relevant. A Guaranteed Periods Fixed Account is offered to contract applicants in most states. However, in a limited number of states, a General Account Fixed Account is offered in lieu of the Guarantee Periods Fixed Account. Applicants should inquire of Fortis Benefits or their account representative to determine which Fixed Account is available in their state. Charges under the contract are the same as when the Variable Account is being used, except that the Variable Account charges for mortality and expense risk and administrative expenses (see Charges and Deductions--Charges Against the Variable Account) are not imposed on amounts of Contract Value in the Fixed Account.

GUARANTEE PERIODS FIXED ACCOUNT

Any amount allocated by the owner to the Guarantee Periods Fixed Account earns a guaranteed interest rate commencing with the date of such allocation. This guaranteed interest rate continues for a number of years (not to exceed ten) selected by the owner. At the end of this guarantee period, the owner's contract value in that guarantee period, including interest accrued thereon, will be allocated to a new guarantee period of the same length unless Fortis Benefits has received a written request from the owner to allocate this amount to a different guarantee period or periods or to one or more of the subaccounts. We must receive this written request at least three business days prior to the end of the guarantee period. The first day of the new guarantee period (or other reallocation) will be the day after the end of the prior guarantee period. We will notify the owner at least 45 days and not more than 75 days prior to the end of any guarantee period.

We currently make available ten different guarantee periods, ranging from one to ten years. All ten of these guarantee periods may not be available in some states because of state imposed limitations. Each guarantee period has its own guaranteed interest rate, which may differ from those for other guarantee periods. From time to time we will, at our discretion, change the guaranteed interest rate for future guarantee periods of various lengths. These changes will not affect the guaranteed interest rates being paid on guarantee periods that have already commenced. Each allocation or transfer of an amount to a guarantee period commences the running of a new guarantee period with respect to that amount, which will earn a guaranteed interest rate that will continue unchanged until the end of that period. The guaranteed interest rate will never be less than an effective annual rate of 3%.

Fortis Benefits declares the guaranteed interest rates from time to time as market conditions dictate. Fortis Benefits advises an owner of the guaranteed interest rate for a chosen guarantee period at the time a purchase payment is received, a transfer is effectuated or a guarantee period is renewed.

Fortis Benefits has no specific formula for establishing the guaranteed interest rates for the guarantee periods. The rate may be influenced by, but not necessarily correspond to, interest rates generally available on the types of investments acquired with amounts allocated to the guarantee period. See "Investments by Fortis Benefits." Fortis Benefits in determining guaranteed interest rates, may also consider, among other factors, the duration of a guarantee period, regulatory and tax requirements, sales and administrative expenses borne by Fortis Benefits, risks assumed by Fortis Benefits, Fortis Benefits' profitability objectives, and general economic trends.

FORTIS BENEFITS' MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. FORTIS BENEFITS CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED INTEREST RATES IN EXCESS OF AN EFFECTIVE ANNUAL RATE OF 3%.

Information concerning the guaranteed interest rates applicable to the various guarantee periods at any time may be obtained from our home office or from your sales representative.

MARKET VALUE ADJUSTMENT

For contracts with allocations to the Guarantee Periods Fixed Account, except as described below, if any Fixed Account value is surrendered, transferred or otherwise paid out before the end of the guarantee period in which it is being held, a Market Value Adjustment will be applied. This generally includes amounts that are applied to an annuity option and amounts paid as a single sum in lieu of an annuity. However, NO Market Value Adjustment will be applied to amounts that are paid out during the period beginning fifteen days before and ending fifteen days after the end of a guarantee period in which it was being held. Additionally, no Market Value Adjustment will be applied to amounts that are withdrawn from a guarantee period and paid out to the owner; or transferred to the Variable Account, on an automatic periodic basis under a formal Fortis Benefits program for the withdrawal or transfer of the earnings of the Fixed Account. (There may be conditions and limitations imposed by Fortis Benefits associated with such a program. See your sales representative for the availability of any such program, and the conditions and limitations of such a program, in your state.) Also, no Market Value Adjustment will be applied to amounts that are paid out as a death benefit pursuant to the contract or to amounts withdrawn or transferred from the one-year guarantee period.

The Market Value Adjustment may increase or decrease the amount of Fixed Account value being withdrawn or transferred. The comparison of two guaranteed interest rates determines whether the Market Value Adjustment produces an increase or a decrease. The first rate to compare is the guaranteed interest rate for the amount being transferred or withdrawn. The second rate is the guaranteed interest rate then being offered for new guarantee periods of the same duration as that remaining in the guarantee period from which the funds are being withdrawn or transferred. If the first rate exceeds the second by more than 1/2%, the Market Value Adjustment produces an increase. If the first rate does not exceed the second by at least 1/2%, the Market Value Adjustment produces a decrease. Sample calculations are shown in Appendix A.

The Market Value Adjustment will be determined by multiplying the amount being withdrawn or transferred from the guarantee period (before deduction of any applicable surrender charge) by the following factor:

            1 + I            n / 12
        ( ----------)               - 1
         1 + J + .005

where,

    - I is the guaranteed interest rate being credited to the amount being withdrawn from the existing guarantee period,

    - J is the guaranteed interest rate then being offered for new guarantee periods with durations equal to the number of years remaining in the existing guarantee period (rounded up to the next higher number of years), and

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
    - N is the number of months remaining in the existing guarantee period (rounded up to the next higher number of months).

GENERAL ACCOUNT FIXED ACCOUNT

Accounts allocated to the General Account Fixed Account are held in the general account of Fortis Benefits. Because of exemptive and exclusionary provisions, interests in the General Account Fixed Account have not been registered under the Securities Act of 1933 and the General Account Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account Fixed Account nor any interests therein are subject to the provisions of these acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in the prospectus relating to the General Account Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. For contracts with amounts allocated to the General Account Fixed Account, this prospectus is generally intended to serve as a disclosure document only for the aspects of the contract involving the Variable Account and contains only selected information regarding the General Account Fixed Account. More information regarding the General Account Fixed Account may be obtained from Fortis Benefits' home office or from your sales representative.

Fortis Benefits guarantees that the contract value in the General Account Fixed Account will accrue interest at an effective annual rate of at least 3%, independent of the actual investment experience of the general account. We may, at our sole discretion, credit higher rates of interest, although we are not obligated to credit interest in excess of the guaranteed rate of 3% per year. Any interest rate in excess of 3% per year with respect to any amount in the General Account Fixed Account pursuant to a contract will not be modified more than once each calendar year. Any higher rate of interest will be quoted at an effective annual rate. The rate of any excess interest initially or subsequently credited to any amount can in many cases vary, depending on when that amount was originally allocated to the General Account Fixed Account. Once credited, such interest will be guaranteed and will become part of contract value in the General Account Fixed Account from which deductions for fees and charges may be made.

GENERAL ACCOUNT FIXED ACCOUNT TRANSFERS

Transfers out of the General Account Fixed Account have special limitations. Prior to the Annuity Commencement Date, owners may transfer part or all of the contract value from the General Account Fixed Account to the Variable Account, provided that (1) no more than one such transfer is made each contract year, (2) no more than 50% of the General Account Fixed Account value is transferred at any time (unless the balance in the General Account Fixed Account after the transfer would be less than $1,000, in which case up to the entire balance may be transferred), (3) at least $1,000 is transferred at any one time (or, if less, the entire amount in the General Account Fixed Account), and (4) you may not make a transfer into the General Account Fixed Account within six months after a transfer out of such account. Irrespective of the above, we may in our discretion permit a continuing request for transfer of lesser specified amounts automatically on a periodic basis. However, we reserve the right to discontinue or modify any such arrangements at our discretion. No transfers from the General Account Fixed Account may be made after the Annuity Commencement Date.

INVESTMENTS BY FORTIS BENEFITS

Our obligations with respect to the Guarantee Periods Fixed Account and the General Account Fixed Account are legal obligations of Fortis Benefits and are supported by our general account assets, which also support obligations incurred by us under other insurance and annuity contracts. Investments purchased with amounts allocated to both Fixed Accounts are the property of Fortis Benefits and owners have no legal rights in such investments. Subject to applicable law, we have sole discretion over the investment of assets in our general account and in the Fixed Account.

Amounts in the Fortis Benefits' general account and the Fixed Account will be invested in compliance with applicable state insurance laws and regulations concerning the nature and quality of investments for the general account. Within specified limits and subject to certain standards and limitations, these laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. See Fortis Benefits' Financial Statements" for information on Fortis Benefits' investments. Investment management for amounts in the general account and in the Fixed Account is provided to Fortis Benefits by Fortis Advisers, Inc.

Fortis Benefits intends to consider the return available on the instruments in which it intends to invest amounts allocated to the Fixed Account when it establishes guaranteed interest rates. Such return is only one of many factors considered in establishing the guaranteed interest rates. See "Guarantee Periods Fixed Account."

Fortis Benefits expects that amounts allocated to the Fixed Account generally will be invested in debt instruments that approximately match Fortis Benefits' liabilities with regard to the guarantee periods for purchase payments allocated to Guarantee Periods Fixed Accounts and with regard to expected holding periods for purchase payments allocated to the General Account Fixed Account. Fortis Benefits expects that these will include primarily the following types of debt instruments: (1) securities issued by the United States Government or its agencies or instrumentalities, which securities may or may not be guaranteed by the United States Government; (2) debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service; (3) other debt instruments including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations although not rated by Moody's or Standard & Poor's, are deemed by Fortis Benefits to have an investment quality comparable to securities which may be purchased as stated above; and (4) other evidences of indebtedness secured by mortgages or deeds of trust representing liens upon real estate. Notwithstanding the foregoing, Fortis Benefits is not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws and regulations. See "Regulation and Reserves."

ACCUMULATION PERIOD

ISSUANCE OF A CONTRACT AND PURCHASE PAYMENTS

Fortis Benefits reserves the right to reject any application for a contract or any purchase payment for any reason. If the issuing instructions can be accepted in the form received, the initial purchase payment will be credited within two Valuation Dates after the later of receipt of the issuing instructions or receipt of the initial purchase payment at Fortis Benefits' home office. If the initial purchase payment cannot be credited within five Valuation Dates after receipt because the issuing instructions are incomplete, the initial purchase payment will be returned unless the applicant consents to our retaining the initial purchase payment and crediting it as of the end of the Valuation Period in which the necessary requirements are fulfilled. The initial purchase payment must be at least $5,000 ($2,000 for a contract issued pursuant to a qualified plan).

The date that the initial purchase payment is applied to the purchase of the contract is also the contract issue date. The contract issue date is the date used to determine contract years, regardless of when the contract is delivered. The crediting of investment experience in the Variable Account, or a fixed rate of return in the Fixed Account, generally begins as of the contract issue date.

The owner may make additional purchase payments at any time after the contract issue date and prior to the Annuity Commencement Date, as long as the Annuitant is living. Purchase payments (together with any required information identifying the proper contracts and account to be credited with purchase payments) must be transmitted to our home office. Additional purchase payments are credited to the contract and added to the contract value as of the end of the Valuation Period in which they are received in good order.

Each additional purchase payment under a contract must be at least $500 (or $50 if part of a systematic investment plan). The total of all purchase payments for all Fortis Benefits annuities having the same owner or annuitant, may not exceed $1 million (not more than $500,000 allocated to the Fixed Account) without Fortis Benefits' prior approval, and we reserve the right to modify this limitation at any time.

Purchase payments in excess of the initial minimum may be made by monthly draft against the bank account of any owner who has completed and returned to us a special systematic investment authorization form that may be obtained from your sales representative or from our home office. Arrangements can also be made for purchase payments by wire transfer, payroll deduction, military allotment, direct deposit and billing. Purchase payments by check should be made payable to Fortis Benefits Insurance Company.

If the contract value is less than $1,000, we may cancel the contract on any Valuation Date. We will notify the owner at least 90 days in advance of our intention to cancel the contract. Such cancellation would be considered a full surrender of the contract.

CONTRACT VALUE

Contract value is the total of any Variable Account value in all the subaccounts of the Variable Account pursuant to the contract, plus any Fixed Account value.

There is no guaranteed minimum Variable Account value. To the extent contract value is allocated to the Variable Account, you bear the entire investment risk.

DETERMINATION OF VARIABLE ACCOUNT VALUE. A contract's Variable Account value is based on the number of Accumulation Units and on Accumulation Unit values, which are determined on each Valuation Date. The value of an Accumulation Unit for a subaccount on any Valuation Date is equal to the previous value of that subaccount's Accumulation Unit multiplied by that subaccount's net investment factor (discussed below) for the Valuation Period ending on that Valuation Date. At the end of any Valuation Period, a contract's Variable Account value in a subaccount is equal to the number of Accumulation Units in the subaccount times the value of one Accumulation Unit for that subaccount.

The number of Accumulation Units in each subaccount is equal to:

    - Accumulation Units purchased at the time that any purchase payments or transferred amounts are allocated to the subaccount; less

    - Accumulation Units redeemed to pay for the portion of any transfers from or partial surrenders allocated to the subaccount; less

    - Accumulation Units redeemed to pay charges under the contract.

NET INVESTMENT FACTOR. If a subaccount's net investment factor is greater than one, the subaccount's Accumulation Unit value has increased. If the net investment factor is less than one, the subaccount's Accumulation Unit value has decreased. The net investment factor for a subaccount is determined by dividing
(1) the net asset value per share of the Portfolio shares held by the subaccount, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the Portfolio shares held by the subaccount during the current Valuation Period, minus a per share charge for the increase, plus a per share credit for the decrease, in any income taxes assessed which we determine to have resulted from the investment operation of the subaccount or any other taxes which are attributable to this contract, by (2) the net asset value per share of the Portfolio shares held in the subaccount as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

DETERMINATION OF FIXED ACCOUNT VALUE. A contract's Fixed Account value is guaranteed by Fortis Benefits. Therefore, Fortis Benefits bears the investment risk with respect to amounts allocated to the Fixed Account, except to the extent that (a) Fortis Benefits may vary the guaranteed interest rate for future guarantee periods for Guarantee Periods Fixed Accounts and the current interest for General Account Fixed Accounts (subject to the 3% effective annual minimum) and (b) the Market Value Adjustment for Guarantee Periods Fixed Accounts imposes investment risks on the owner.

The contract's Fixed Account value on any Valuation Date is equal to the following amounts, in each case increased by accrued interest:

    - The amount of purchase payments or transferred amounts allocated to the Fixed Account; less

    - The amount of any transfers or surrenders out of the Fixed Account.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

ALLOCATION OF PURCHASE PAYMENTS. In the application for a contract, the owner can allocate purchase payments, or portions thereof, to the available subaccounts of the Variable Account or to the Fixed Account (and to guarantee periods within the Fixed Account for contracts issued in states where the Guarantee Periods Fixed Account is offered), or a combination thereof. Percentages must be in whole numbers and the total allocation must equal 100%. The percentage allocations for future purchase payments may be changed, without charge, at any time by sending a written request to Fortis Benefits' home office. Changes in the allocation of future purchase payments will be effective on the date we receive the owner's written request.

TRANSFERS. Transfers of contract value from one available subaccount to another or into the Fixed Account, or from the Fixed Account to one of the available subaccounts, or in the case of a Guarantee Periods Fixed Account transfers from one guarantee period to another guarantee period, can be made by the owner in written request to Fortis Benefits' home office, or by telephone transfer as described below. There is currently no charge for any transfer, although transfers from a guarantee period other than the one-year guarantee period of a Guarantee Period Fixed Account that are (1) more than 15 days before or after the expiration thereof, or (2) are not a part of a formal Fortis Benefits program for the transfer of earnings of the Fixed Account, may be subject to a Market Value Adjustment. See "Market Value Adjustment." Transfers of contract value from the general account Fixed Account are restricted in both amount and timing. See "Fixed Account--General Account Fixed Account--General Account Fixed Account Transfers."

The minimum transfer from a subaccount or guarantee period is the lesser of $1,000 or all of the contract value in the subaccount or Fixed Account. Irrespective of the above we may permit a continuing request for transfers of lesser specified amounts automatically on a periodic basis. However, we reserve the right to restrict the frequency of or otherwise condition, terminate or impose charges (not to exceed $25 per transfer) upon transfers. We will count all transfers between and among the subaccounts of the Variable Account and the Fixed Account as one transfer, if all the transfer requests are made at the same time as part of one request. We will execute the transfers and determine all values in connection with transfers as of the end of the Valuation Period in which we receive the transfer request. The amount of any positive or negative Market Value Adjustment associated with a transfer from a guarantee period of the Guarantee Periods Fixed Account, respectively, will be added to or deducted from the transferred amount.

Certain restrictions on very substantial investments in any one subaccount are set forth under "Limitations on Allocations" in the Statement of Additional Information.

TOTAL AND PARTIAL SURRENDERS

TOTAL SURRENDERS. The owner may surrender all of the cash surrender value at any time during the life of the Annuitant and prior to the Annuity Commencement Date by a written request sent to Fortis Benefits' home office. We reserve the right to require that the contract be returned to us prior to making payment, although this will not affect our determination of the amount of the cash surrender value. Cash surrender value is the contract value at the end of the Valuation Period during which the written request for the total surrender is received by Fortis Benefits at its home office, less any applicable surrender charge and plus or minus any applicable Market Value Adjustment. See "Market Value Adjustment."

The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to any total surrender. Surrenders from the Variable Account will generally be paid within seven days of the date of receipt by Fortis Benefits' home office of the written request. Postponement of payments may occur, however, in certain circumstances. See "Postponement of Payment."

The amount paid upon total surrender of the cash surrender value (taking into account any prior partial surrenders) may be more or less than the total purchase payments made. After a surrender of the cash surrender value or at any time the contract value is zero, all rights of the owner, Annuitant, or any other person will terminate.

PARTIAL SURRENDERS. At any time prior to the Annuity Commencement Date and during the lifetime of the Annuitant, the owner may surrender a portion of the Fixed Account value and/or the Variable Account value by sending to Fortis Benefits' home office a written request. We will not accept a partial surrender request unless the net proceeds payable to you as a result of the request are at least $1,000. If the total contract value in both the Variable Account and Fixed Account would be less than $1,000 after the partial surrender, Fortis Benefits will surrender the entire cash surrender value under the contract.

In order for a request to be processed, the owner must specify from which subaccounts of the Variable Account or guarantee periods of the Fixed Account, if applicable, a partial surrender should be made. If you do not specify, we take the partial surrender from the subaccounts and the Fixed Account on a pro rata basis.

We will surrender Accumulation Units from the Variable Account and/ or dollar amounts from the Fixed Account so that the total amount of the partial surrender equals the dollar amount of the partial surrender request. The amount payable to the owner will be reduced by any applicable surrender charge. Additionally, if the surrender is from a guarantee period, other than the one-year guarantee period, the amount payable to the owner will be reduced by any applicable negative Market Value Adjustment, or increased by any positive Market Value Adjustment unless the surrender is (1) within 15 days before or after the expiration of a guarantee period, or (2) is a part of a formal Fortis Benefits program for the transfer of earnings from the Fixed Account. The partial surrender will be effective at the end of the Valuation Period in which Fortis Benefits receives the written request for partial surrender at its home office. Payments will generally be made within seven days of the effective date of such request, although certain delays are permitted. See "Postponement of Payment."

The Internal Revenue Code provides that a penalty tax will be imposed on certain premature surrenders. For a discussion of this and other tax implications of total and partial surrenders, including withholding requirements, see "Federal Tax Matters." Also, under tax deferred annuity contracts pursuant to Section 403(b) of the Internal Revenue Code, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

TELEPHONE TRANSACTIONS

You or your representative may make certain requests under the Contract by telephone if we have a written telephone authorization on file. These include requests for transfers, withdrawals, changes in purchase payment allocation instructions, dollar-cost averaging changes, changes in the Portfolio rebalancing program and systematic withdrawal changes. Our home office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification such as your address and social security number prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. If reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

BENEFIT PAYABLE ON DEATH OF OWNER (OR ANNUITANT)

If the owner dies prior to the Annuity Commencement Date, a death benefit will be paid. If there is more than one owner, the death benefit will be paid upon the first death. If the owner is a non-natural person, then a death benefit will be paid upon the death of the Annuitant prior to the Annuity Commencement Date. In such case, if more than one Annuitant has been named, the death benefit payable upon the death of an Annuitant will only be paid upon the death of the last survivor of the persons so named. The term "decedent" in the death benefit description below refers to the death of the owner unless the owner is a non-natural person, in which case it refers to the death of the Annuitant. Also, the death benefit description refers to the age of the owner. If the owner is a non-natural person, the relevant age will instead be that of the Annuitant.

Additionally, the death benefit description makes reference to "Pro Rata Adjustments." A Pro Rata Adjustment is calculated separately for each withdrawal, creating a decrease in the death benefit proportional to the decrease the withdrawal makes in the contract value. Pro Rata Adjustments are made for amounts withdrawn for partial surrenders and any associated surrender charge (which shall be deemed to be an amount withdrawn).

The death benefit will be different depending upon whether all of the owners are less than 61 years old or if one or more of them is 61 years old, or older, when the contract is purchased.

BENEFIT/ALL OWNERS LESS THAN 61. If all of the owners are less than 61 years old, the death benefit will be the greatest of (1), (2), or (3), as follows:

(1)  The contract value as of the date used for valuing the death benefit.

(2) The highest Anniversary Value on each of the contract's anniversaries prior to the earlier of: (1) the decedent's death, or (2) the owner's attainment of age 80.

    An Anniversary Value is equal to:

(a)    the contract value on the anniversary, plus

(b) any purchase payments made since the anniversary, reduced by

(c) pro rata adjustments for any withdrawals made since the anniversary.

(3) If the decedent dies prior to the date the owner reaches age 80, the amount of the death benefit is the sum of:

(i) the accumulation (without interest) of purchase payments, reduced by pro rata adjustments for any withdrawals; plus

(ii) an amount equal to interest on such net accumulation value, as it is adjusted for each applicable purchase payment and pro rata adjustment, at an effective annual rate of 4.0% (3% for policies issued in the State of Washington).

    The resulting amount will be referred to as the "Roll-up Amount."

    If the decedent dies on or after the date the owner reaches age 80, the amount of the death benefit is equal to:

(a)    the "Roll-up Amount" as of the date the owner reached age
       80; plus

(b) the accumulation (without interest) of purchase payments made on or after the date the owner reach age 80; reduced by

(c) pro rata adjustments for any withdrawals made on or after the date the owner reached age 80.

    The pro rata adjustments referred to above are more fully described in Appendix E at the end of this prospectus.

BENEFIT/ONE OR MORE OWNERS 61. If one or more of the owners is 61 years old, or older, when the contract is purchased, the death benefit will be the same as provided above, except that all references to age 80 in (2) and (3) are changed to age 75.

See Appendix C for sample death benefit calculations.

The value of the death benefit is determined as of the end of the Valuation Period in which we receive, at our home office, proof of death and the written request as to the manner of payment. Upon receipt of these items, the death benefit generally will be paid within seven days. Under certain circumstances, payment of the death benefit may be postponed. See "Postponement of Payment." If we do not receive a written request for a settlement method, we will pay the death benefit in a single sum, based on values determined at that time.

The Beneficiary may (a) receive a single sum payment, which terminates the contract, or (b) select an annuity option. If the Beneficiary selects an annuity option, he or she will have all the rights and privileges of a payee under the contract. If the Beneficiary desires an annuity option, the election should be made within 60 days of the date the death benefit becomes payable. Failure to make a timely election can result in unfavorable tax consequences. For further information, see "Federal Tax Matters."

We accept any of the following as proof of death: a copy of a certified death certificate; a copy of a certified decree of a court of competent jurisdiction as to the finding of death; or a written statement by a medical doctor who attended the deceased at the time of death.

If an owner dies before the Annuity Commencement Date with respect to a Non-Qualified contract certain additional requirements are mandated by the Internal Revenue Code, which are discussed below under "Federal Tax Matters--Required Distributions for Non-Qualified contracts." It is imperative that Written Notice of the death of the owner be promptly transmitted to Fortis Benefits at its home office, so that arrangements can be made for distribution of the entire interest in the contract to the Beneficiary in a manner that satisfies the Internal Revenue Code requirements. Failure to satisfy these requirements may result in the contract not being treated as an annuity contract for federal income tax purposes, which could have adverse tax consequences.

THE ANNUITY PERIOD

ANNUITY COMMENCEMENT DATE

The owner may specify an Annuity Commencement Date, up to age 110, in the application. The Annuity Commencement Date marks the beginning of the period during which an Annuitant or other payee designated by the owner receives annuity payments under the contract. The Annuity Commencement Date must be at least 2 years after the date of issue of your contract.

Depending on the type of retirement arrangement involved, amounts that are distributed either too soon or too late may be subject to penalty taxes under the Internal Revenue Code. See "Federal Tax Matters." You should consider this carefully in selecting or changing an Annuity Commencement Date.

In order to advance or defer the Annuity Commencement Date, the owner must submit a written request. The request must be received at our home office at least 30 days before the then-scheduled Annuity Commencement Date. The new Annuity Commencement Date must also be at least 30 days after the written request is received. There is no right to make any total or partial surrender during the Annuity Period.

COMMENCEMENT OF ANNUITY PAYMENTS

If the contract value at the end of the Valuation Period which contains the Annuity Commencement Date is less than $1,000, we may pay the entire contract value, without the imposition of any charges other than the premium tax charge, if applicable, in a single sum payment to the Annuitant or other payee chosen by the owner and cancel the contract.

Otherwise, Fortis Benefits will apply (1) the Fixed Account value to provide a Fixed Annuity Option and (2) the Variable Account value in any subaccount to provide a Variable Annuity Option using the same subaccount, unless the owner has notified us by written request to apply the Fixed Account value and Variable Account value in different proportions. Any such written request must be received by us at our home office at least 30 days before the Annuity Commencement Date.

Annuity payments under a Fixed or Variable Annuity Option will be made on a monthly basis to the Annuitant or other properly-designated payee, unless we agree to a different payment schedule. If more than one person is named as an Annuitant, the owner may elect to name one of such persons to be the sole Annuitant as of the Annuity Commencement Date. We reserve the right to change the frequency of any annuity payment so that each payment will be at least $50 ($20 in Texas). There is no right to make any total or partial surrender during the Annuity Period.

The amount of each annuity payment will depend on the amount of contract value applied to an annuity option, the form of annuity selected and the age of the Annuitant. Information concerning the relationship between the Annuitant's sex and the amount of annuity payments, including special requirements in connection with employee benefits plans, is set forth under "Calculations of Annuity Payments" in the Statement of Additional Information. The Statement of Additional Information also contains detailed information about how the amount of each annuity payment is computed.

The dollar amount of any fixed annuity payments is specified during the entire period of annuity payments according to the provisions of the annuity form selected. The dollar amount of variable annuity payments varies during the annuity period based on changes in Annuity Unit Values for the subaccounts that you choose to use in connection with your payments.

RELATIONSHIP BETWEEN SUBACCOUNT INVESTMENT PERFORMANCE AND AMOUNT OF VARIABLE ANNUITY PAYMENTS

If a subaccount on which a variable annuity payment is based has an average effective net investment return higher than 3% per annum during the period between two such annuity payments, the Annuity Unit Value will increase, and the second payment will be higher than the first. Conversely, if the subaccount's average effective net investment return over the period between the annuity payments is less than 3% per annum, the Annuity Unit Value will decrease, and the second payment will be lower than the first. "Net investment return," for this purpose, refers to the subaccount's overall investment performance, net of the mortality and expense risk and administrative expense charges, (See Charges and Deductions--Charges Against the Variable Account). We guarantee that the amount of each variable annuity payment after the first payment will not be affected by variations in our mortality experience or our expenses.

TRANSFERS. During the Annuity Period, the person receiving annuity payments may make up to four transfers a year among subaccounts.

The current procedures for and conditions on these transfers are the same as described above under "Allocation of Purchase Payments and Contract Value Transfers." Transfers from a Fixed Annuity Option are not permitted during the Annuity Period.

ANNUITY FORMS

The owner may select an annuity form or change a previous selection by written request, which must be received by us at least 30 days before the Annuity Commencement Date. One annuity form may be selected, although as discussed above, payments under that form may be received on a combination fixed and variable basis. If no annuity form selection is in effect on the Annuity Commencement Date, in most cases we automatically apply Option B (described below), with payments guaranteed for 10 years. If the contract is issued under certain retirement plans, however, federal pension law may require that any default payments be made pursuant to plan provisions and/or federal law. Tax laws and regulations may impose further restrictions to assure that the primary purpose of the plan is distribution of the accumulated funds to the employee.

The following options are available for fixed annuity payments and for variable annuity payments.

OPTION A, LIFE ANNUITY. Payments are made as of the first Valuation Date of each monthly period during the Annuitant's life, starting with the Annuity Commencement Date. No payments will be made after the annuitant dies. It is possible for the payee to receive only one payment under this option, if the Annuitant dies before the second payment is due.

OPTION B, LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS TO 20
YEARS. Payments are made as of the first Valuation Date of each monthly period starting on the Annuity Commencement Date. Payments will continue as long as the annuitant lives. If the annuitant dies before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary.

OPTION C, JOINT AND FULL SURVIVOR ANNUITY. Payments are made as of the first Valuation Date of each monthly period starting with the Annuity Commencement Date. Payments will continue as long as either the annuitant or the joint annuitant is alive. Payments will stop when both the annuitant and the joint annuitant have died. It is possible for the payee or payees under this option to receive only one payment, if both annuitants die before the second payment is due.

OPTION D, JOINT AND ONE-HALF CONTINGENT SURVIVOR ANNUITY. Payments are made as of the first Valuation Date of each monthly period starting with the Annuity Commencement Date. Payments will continue as long as either the annuitant or the joint annuitant is alive. If the annuitant dies first, payments will continue to the joint annuitant at one-half the original amount. If the joint annuitant dies first, payments will continue to the annuitant at the original full amount. Payments will stop when both the annuitant and the joint annuitant have died. It is possible for the payee or payees under this option to receive only one payment if both annuitants die before the second payment is due.

We also have other annuity forms available and information about them can be obtained from your sales representative or by calling or writing to our home office.

DEATH OF ANNUITANT OR OTHER PAYEE

Under most annuity forms offered by Fortis Benefits, the amounts, if any, payable on the death of the annuitant during the Annuity Period are the continuation of annuity payments for any remaining guarantee period or for the life of any joint annuitant. In all such cases, the person entitled to receive payments also receives any rights and privileges under the annuity form in effect.

Additional rules applicable to such distributions under Non-Qualified contracts are described under "Federal Tax Matters--Required Distributions for Non-Qualified contracts." Though the rules there described do not apply to contracts issued in connection with qualified plans, similar rules apply to the plans themselves.

CHARGES AND DEDUCTIONS

PREMIUM TAXES

The states of South Dakota and Wyoming impose a premium tax upon the receipt of a purchase payment. In these states, and in any other state or jurisdiction where premium taxes or similar assessments are imposed upon the receipt of purchase payments, Fortis Benefits will pay such taxes on behalf of the owner and then deduct a charge for these amounts from the contract value upon the surrender, the payment of a death benefit, or annuitization of the contract. In jurisdictions where premium taxes or similar assessments are imposed at the time annuity payments begin, Fortis Benefits will deduct a charge for such amounts from the contract value at that time. In such jurisdictions, the charge will be deducted on a pro-rata basis from the then-current Fixed Account value and, by redemption of Accumulation Units, the then-current Variable Account value in each subaccount.

Applicable premium tax rates depend upon the owner's then-current place of residence. Applicable rates are subject to change by legislation, administrative interpretations or judicial acts.

CHARGES AGAINST THE VARIABLE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. We will assess each subaccount of the Variable Account with a daily charge for mortality and expense risk at a nominal annual rate as follows:

    - If all of the owners of a contract are less than 61 years old when the contract is purchased, the rate is 1.10% of the average daily net assets of the Variable Account.

    - If one or more of the owners of the contract is 61 years old, or older, the rate is 1.30% of the average daily net assets of the Variable Account.

This charge is assessed during both the Accumulation Period and the Annuity Period. We guarantee not to increase this charge for the duration of the contract.

The mortality risk borne by Fortis Benefits arises from its obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the contract) for the full life of all Annuitants regardless of how long all Annuitants or any individual Annuitant might live. In addition, Fortis Benefits bears a mortality risk in that it guarantees to pay a death benefit upon the death of an Annuitant or owner prior to the Annuity Commencement Date.

The expense risk assumed is that actual expenses incurred in connection with issuing and administering the contract will exceed the limits on administrative charges set in the contract.

If the administrative charges and the mortality and expense risk charge are insufficient to cover the expenses and costs assumed, the loss will be borne by us. Conversely, if the amount deducted proves more than sufficient, the excess will be profit to us.

ADMINISTRATIVE EXPENSE CHARGE. We will assess each subaccount of the Variable Account with a daily charge at an annual rate of .10% of the average daily net assets of the subaccount. This charge is imposed during both the Accumulation Period and the Annuity Period. This charge is to help cover administrative costs such as those incurred in issuing contracts, establishing and maintaining the records relating to contracts, making regulatory filings and furnishing confirmation notices, voting materials and other communications, providing computer, actuarial and accounting services, and processing contract transactions. There is no necessary relationship between the amount of administrative charges imposed on a given contract and the amount of expenses actually attributable to that contract.

TAX CHARGE

We currently impose no charge for taxes payable by us in connection with the contract, other than for premium taxes and similar assessments when applicable. We reserve the right to impose a charge for any other taxes that may become payable by us in the future in connection with the contracts or the Variable Account.

The charges against the Variable Account described above are for the purposes described and Fortis Benefits may receive a profit as a result of these charges.

SURRENDER CHARGE

No sales charge is collected or deducted at the time purchase payments are applied under a contract. A surrender charge will be assessed on certain total or partial surrenders. The amounts obtained from the surrender charge will be used to partially defray expenses incurred in the sale of the contracts, including commissions and other promotional or distribution expenses associated with the marketing of the contracts, and costs associated with the printing and distribution of prospectuses and sales material.

FREE SURRENDERS. The following amounts can be withdrawn from the contract without a surrender charge:

    - Any purchase payments received by us more than seven years prior to the surrender date and that have not been previously surrendered;

    - Any earnings that have not been previously surrendered;

    - In any contract year, up to 10% of the purchase payments received by us less than seven years prior to the surrender date (whether or not the purchase payments have been previously surrendered).

For the purpose of calculating the free surrender amount for any given partial surrender or total surrender, amounts are deemed to be withdrawn in the following order:

    - For contracts issued where all of the owners of the contract were less than 61 years old when the contract was purchased:

1. purchase payments made more than seven years prior to the surrender date, and are therefore not subject to a surrender charge.

2. 10% of purchase payments received by us less than seven years prior to the surrender date.

3. purchase payments received by us less than seven years prior to the surrender date and that have not been previously surrendered.

4.     earnings.

    - For contracts issued where one or more of the owners of the contract was 61 years old, or older, when the contract was purchased:

1.     earnings.

2. purchase payments made more than seven years prior to the surrender date, and are therefore not subject to a surrender charge.

3. 10% of purchase payments received by us less than seven years prior to the surrender date.

4. purchase payments received by us less than seven years prior to the surrender date and that have not been previously surrendered.

No surrender charge is imposed on annuitization (or payment of a single sum because less than the minimum required contract value is available to provide an annuity at the Annuity Commencement Date). Nor is the surrender charge deducted from the payment of any death benefit.

In addition, we have an administrative policy to waive surrender charges for full surrenders of contracts that have been in force for at least ten years provided that the amount then subject to the surrender charge is less than 25% of the contract value. Since the contracts have only been offered since 1999, no such waivers have yet been made. We reserve the right to change or terminate this practice at any time, both for new and for previously issued contracts.

AMOUNT OF SURRENDER CHARGE. Surrender charges apply only if the amount being withdrawn exceeds the sum of the amounts listed above under Free Surrenders (that is, if the amount being withdrawn includes purchase payments made less than seven years prior to the surrender date). The surrender charges are:

    NUMBER OF YEARS        SURRENDER CHARGE
    SINCE PURCHASE        AS A PERCENTAGE OF
  PAYMENT WAS APPLIED      PURCHASE PAYMENT
-----------------------  ---------------------
      Less than 3                     7%
  At least 3 but less
         than 4                       5%
  At least 4 but less
         than 5                       4%
  At least 5 but less
         than 6                       3%
  At least 6 but less
         than 7                       2%
       7 or more                      0%

We anticipate the surrender charge will not be sufficient to cover our distribution expenses. To the extent that the surrender charge is insufficient to cover the actual costs of distribution, such costs will be paid from our general account assets, which will include profit, if any, derived from the mortality and expense risk charge.

NURSING CARE/HOSPITALIZATION WAIVER OF SURRENDER CHARGES. Surrender charges will not be assessed when a total or partial withdrawal is requested: (1) after a covered person has been confined in a hospital or skilled health care facility for at least 60 consecutive days and the covered person continues to be confined in the hospital or skilled care facility when the request is made; or (2) within 60 days following a covered person's discharge from a hospital or skilled health care facility after confinement of at least 60 consecutive days. Confinement must begin after the effective date of this provision.

Covered persons are the contract owner or owners and the spouse of any contract owner if such spouse is the Annuitant. Surrender charges will not be waived when a confinement is due to substance abuse, mental or personality disorders without a demonstrable organic disease. A degenerative brain disease such as Alzheimer's Disease is considered an organic disease.

MISCELLANEOUS

Because the Variable Account invests in shares of the Portfolios, the net assets of the Variable Account will reflect the investment advisory fees and certain other expenses incurred by the Portfolios that are described in their prospectuses.

GENERAL PROVISIONS

THE CONTRACTS

The contract, copies of any applications, amendments, riders, or endorsements attached to the contract and copies of any supplemental applications, amendments, endorsements, or revised contract pages which are mailed to you are the entire contract. Only an officer of Fortis Benefits can agree to change or waive any provisions of a contract. Any change or waiver must be in writing and signed by an officer of Fortis Benefits. The contracts are non-participating and do not share in dividends or earnings of Fortis Benefits.

POSTPONEMENT OF PAYMENT

Fortis Benefits may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear. For a description of other circumstances in which amounts payable out of Variable Account assets could be deferred, see "Postponement of Payments" in the Statement of Additional Information. Fortis Benefits may also defer payment of surrender proceeds payable out of the Fixed Account for a period of up to 6 months.

MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the age or sex of the Annuitant has been misstated, any amount payable will be that which the purchase payments paid would have purchased at the correct age and sex. If we have made any overpayments because of incorrect information about age or sex, or any other miscalculation, Fortis Benefits will deduct the overpayment from the next payment or payments due. We add underpayments to the next payment. The amount of any adjustment will be credited or charged with interest at the effective annual rate of 3% per year.

ASSIGNMENT

Rights and interests under a Qualified Contract may be assigned only in certain narrow circumstances referred to in the contract. Owners and other payees may assign their rights and interests under Non-Qualified Contracts, including their ownership rights.

We take no responsibility for the validity of any assignment. A change in ownership rights must be made in writing and a copy must be sent to Fortis Benefits' home office. The change will be effective on the date it was made, although we are not bound by a change until the date we record it.

The rights under a contract are subject to any assignment of record at the home office of Fortis Benefits. An assignment or pledge of a contract may have adverse tax consequences. See below under "Federal Tax Matters."

BENEFICIARY

Before the Annuity Commencement Date, the owner may name or change a beneficiary or a contingent beneficiary by sending a written request of the change to Fortis Benefits. Under certain retirement programs, however, spousal consent may be required to name or change a beneficiary, and the right to name a beneficiary other than the spouse may be subject to applicable tax laws and regulations. We are not responsible for the validity of any change. A change will take effect as of the date it is signed but will not affect any payments we make or action we take before receiving the written request. We also need the consent of any irrevocably named person before making a requested change.

In the event of the death of an owner, or the Annuitant if the owner is a non-natural person, prior to the Annuity Commencement date, the Beneficiary will be determined as follows:

    - If there is any surviving owner, the surviving owner will be the Beneficiary (this overrides any other beneficiary designation).

    - If there is no surviving owner, the Beneficiary will be the beneficiary designated by the owner.

    - If there is no surviving owner and no surviving beneficiary who has been designated by the owner, then the estate of the last surviving owner will be the Beneficiary.

REPORTS

We will mail to the owner (or to the person receiving payments during the annuity period), at the last known address of record, any reports and communications required by any applicable law or regulation. You should therefore give us prompt written notice of any address change. This will include annual audited financial statements of the Portfolios, but not necessarily of the Variable Account or Fortis Benefits.

RIGHTS RESERVED BY FORTIS BENEFITS

Fortis Benefits reserves the right to make certain changes if, in its judgment, they would best serve the interests of owners and Annuitants or would be appropriate in carrying out the purposes of the contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, Fortis Benefits will obtain your approval of the changes and approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes Fortis Benefits may make include:

    - To operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

    - To transfer any assets in any subaccount to another subaccount, or to one or more separate accounts, or to the Fixed Account; or to add, combine or remove subaccounts in the Variable Account.

    - To substitute, for the Portfolio shares held in any subaccount, the shares of another Portfolio or the shares of another investment company or any other investment permitted by law.

    - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the contract as an annuity.

    - To change the time or time of day at which a Valuation Date is deemed to have ended.

    - To make any other necessary technical changes in the contract in order to conform with any action the above provisions permit Fortis Benefits to take, including to change the way Fortis Benefits assesses charges, but without increasing as to any then outstanding contract the aggregate amount of the types of charges which Fortis Benefits has guaranteed.

DISTRIBUTION

Fortis Investors, Inc. is the principal underwriter of the contracts. The contracts will be sold by individuals who, in addition to being licensed by state insurance authorities to sell the contracts of Fortis Benefits, are also registered representatives of broker-dealer firms or representatives of other firms that are exempt from broker dealer regulation. Fortis Investors and any such other broker-dealer firms are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities Dealers, Inc.

Fortis Investors will pay a selling allowance to selling brokers in varying amounts which under normal circumstances is not expected to exceed 4.75% of purchase payments plus a servicing fee of .25% of contract value per year, starting in the first contract year. Fortis Investors may, under certain flexible compensation arrangements, pay lesser or greater selling allowances and larger or smaller service fees to broker dealer firms than as set forth above. However, in such case, such flexible compensation arrangements will have actuarial present values which are approximately equivalent to the amounts of the selling allowances and service fees set forth above. Additionally, broker-dealer firms, and exempt firms may be eligible for additional compensation based upon meeting certain production standards. Fortis Investors may charge back commissions paid to others if the contract upon which the commission was paid is surrendered or cancelled within certain specified time periods.

Fortis Benefits paid a total of $29,918,620, $30,567,607 and $37,024,997 to
Fortis Investors for annuity contract distribution services during 1995, 1996 and 1997, respectively, $3,925,959 of which in 1995, $7,531,629 in 1996 and
$5,091,431 in 1997 was not reallowed to other broker-dealers or exempt firms. In the distribution agreement, Fortis Benefits has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for certain damages and expenses, including those arising under federal securities laws.

See Note 12 to the Notes to Fortis Benefits' Financial Statements as to amounts it has paid to Fortis, Inc. for various services.

Fortis Investors is an indirect subsidiary of Fortis AMEV and Fortis AG and is therefore under common control with Fortis Benefits. Fortis Investors' principal business address is the same as that of our home office. Fortis Investors is not obligated to sell any specific amount of interests under the contracts. $ of interests in the Guarantee Periods Fixed Account and an indefinite amount of interests in the Variable Account have been registered with the Securities and Exchange Commission.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in the opinion of Fortis Benefits are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser as to the tax implications of taking any action under a contract or related retirement plan.

NON-QUALIFIED CONTRACTS

Section 72 of the Internal Revenue Code ("Code") governs the taxation of annuities in general. Purchase payments made under Non-Qualified Contracts are not excludible or deductible from the gross income of the owner or any other person. However, any increase in the accumulated value of a Non-Qualified Contract resulting from the investment performance of the Variable Account or interest credited to the Fixed Account is generally not taxable to the owner or other payee until received by him or her, as surrender proceeds, death benefit proceeds, or otherwise. The exception to this rule is that, generally, owners who are not natural persons are taxed annually on any increase in the contract value. However, this exception does not apply in all cases, and you may wish to discuss this with your tax adviser.

The following discussion applies generally to contracts owned by natural persons.

In general, surrenders or partial withdrawals under contracts are taxed as ordinary income to the extent of the accumulated income or gain under the contract. If an owner assigns or pledges any part of the value of a contract, the value so pledged or assigned is taxed to the owner as ordinary income to the same extent as a partial withdrawal.

With respect to annuity payment options, although the tax consequences may vary depending on the option elected under the contract, until the investment in the contract is recovered, generally only the portion of the annuity payment that represents the amount by which the contract value exceeds the "investment in the contract" will be taxed. In general, a person's "investment in the contract" is the aggregate amount of purchase payments made by him or her. After an Annuitant's or other payee's "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable annuity payments, in general, the taxable portion of each annuity payment (prior to recovery of the "investment in the contract") is determined by a formula which establishes the specific dollar amount of each annuity payment that is not taxed. This dollar amount is determined by dividing the "investment in the contract" by the total number of expected annuity payments. For fixed annuity payments, in general, prior to recovery of the "investment in the contract," there is no tax on the amount of each payment which bears the same ratio to that payment as the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments. However, the remainder of each annuity payment is taxable. The taxable portion of a distribution (in the form of an annuity or a single sum payment) is taxed as ordinary income.

For purposes of determining the amount of taxable income resulting from distributions, all contracts and other annuity contracts issued by us or our affiliates to the owner within the same calendar year will be treated as if they were a single contract.

There is a 10% penalty under the Code on the taxable portion of a "premature distribution." Generally, an amount is a "premature distribution" unless the distribution is (1) made on or after the owner or other payee reaches age
59 1/2, (2) made to a Beneficiary on or after death of the owner, (3) made upon the disability of the owner or other payee, or (4) part of a series of substantially equal annuity payments for the life or life expectancy of the owner or the owner and Beneficiary. Premature distributions may result, for example, from an early Annuity Commencement Date, an early surrender, partial surrender or assignment of a contract or the early death of an Annuitant who is not also the owner or other person receiving annuity payments under the contract.

A transfer of ownership of a contract, or designation of an Annuitant or other payee who is not also the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any transfer or assignment of a contract should contact a competent tax adviser with respect to the potential tax effects of such transaction.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

In order that a Non-Qualified Contract be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires (a) if any person receiving annuity payments dies on or after the Annuity Commencement Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the person's death; and (b) if any owner dies prior to the Annuity Commencement Date, the entire interest in the contract will be distributed (1) within five years after the date of that person's death or (2) as annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary. However, if the owner's designated Beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse deemed to be the new owner. Where the owner or other person receiving payments is not a natural person, the required distributions provided by Section 72(A) apply upon the death of the primary Annuitant.

No regulations interpreting the requirements of Section 72(s) have yet been issued (although proposed regulations have been issued interpreting similar requirements for qualified plans). Fortis Benefits intends to review and modify the contract if necessary to ensure that it complies with the requirements of
Section 72(s) when clarified by regulation or otherwise.

Generally, unless the Beneficiary elects otherwise, the above requirements will be satisfied where the death occurs prior to the Annuity Commencement Date by paying the death benefit in a single sum, subject to proof of the owner's death. The Beneficiary, however, may elect by written request to receive an annuity option instead of a lump sum payment. However, if the election is not made within 60 days of the date the single sum death benefit otherwise becomes payable, particularly where the annuitant dies and the annuitant is not the owner, the IRS may disregard the election for tax purposes and tax the Beneficiary as if a single sum payment had been made.

QUALIFIED CONTRACTS

The contracts may be used with several types of tax-qualified plans. The tax rules applicable to owners, Annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a retirement program recognized under the Code on behalf of an individual are excludable from the individual's gross income for tax purposes during the Accumulation Period. The portion, if any, of any purchase payment made by or on behalf of an individual under a contract that is not excluded from the individual's gross income for tax purposes during the Accumulation Period constitutes the individual's "investment in the contract." Aggregate deferrals under all plans at the employee's option may be subject to limitations.

When annuity payments begin, the individual will receive back his or her "investment in the contract" if any, as a tax-free return of capital. The dollar amount of annuity payments received in any year in excess of such return is taxable as ordinary income. When payments are received as an annuity, the tax-free return of capital is treated as if received ratably over the entire period of the annuity until fully recovered (as described above with respect to Non-Qualified contracts).

The contracts are available in connection with the following types of retirement plans: Section 403(b) annuity plans for employees of certain tax-exempt organizations and public educational institutions; Section 401 or 403(a) qualified pension, profit-sharing or annuity plans; individual retirement annuities ("IRAs") under Section 408(b); simplified employee pension plans ("SEPs") under Section 408(k); SIMPLE IRA Plans under Section 408(p); Section 457 unfunded deferred compensation plans of public employers and tax-exempt organizations' and private employer unfunded deferred compensation plans. The tax implications of these plans are further discussed in the Statement of Additional Information under the heading "Taxation Under Certain Retirement Plans."

WITHHOLDING

Annuity payments and other amounts received under contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly from the qualified plan to another qualified retirement plan. Moreover, special "backup withholding" rules may require Fortis Benefits to disregard the recipient's election if the recipient fails to supply Fortis Benefits with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies Fortis Benefits that the TIN provided by the recipient is incorrect.

PORTFOLIO DIVERSIFICATION

The United States Treasury Department has adopted regulations under Section 817(h) of the Code which set standards of diversification for the investments underlying the contracts, in order for the contracts to be treated as annuities. Fortis Benefits believes that these diversification standards will be satisfied. Failure to do so would result in immediate taxation to owners or persons receiving annuity payments of all returns credited to contracts, except in the case of certain Qualified contracts. Also, current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause owners or persons receiving annuity payments to be treated as the owners of Variable Account assets for tax purposes. Fortis Benefits reserves the right to amend the contracts in any way necessary to avoid any such result. The Treasury Department may establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if such standards were considered not to embody a new position.

CERTAIN EXCHANGES

Section 1035 of the Code provides generally that no gain or loss will be recognized under the exchange of a life insurance or annuity contract for an annuity contract. Thus, a properly completed exchange from one of these types of products into a contract pursuant to the special annuity contract exchange form we provide for this purpose is not generally a taxable event under the Code, and your investment in the contract will be the same as your investment in the product you exchanged out of.

Because of the complexity of these and other tax aspects in connection with an exchange, you should consult a tax adviser before making any exchange.

TAX LAW RESTRICTIONS AFFECTING SECTION 403(B) PLANS

Section 403(b)(12) of the Internal Revenue Code restricts the distribution under
Section 403(b) annuity contracts of:

(1)  elective contributions made for years beginning after December 31, 1988;

(2)  earnings on those contributions; and

(3)  earnings on amounts held as of December 31, 1988.

Distribution of these amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions made after December 31, 1988 may not be distributed in the case of hardship.

FURTHER INFORMATION ABOUT FORTIS BENEFITS

GENERAL

Fortis Benefits is engaged in the offer and sale of insurance products, including fixed and variable life insurance policies, fixed and variable annuity contracts, and group life, accident and health insurance policies. The Company markets its products to small business and individuals through a national network of independent agents, brokers, and financial institutions.

OWNERSHIP OF SECURITIES

All of Fortis Benefits' outstanding shares are owned by Fortis Insurance, 515 West Wells, Milwaukee, Wisc. 53201, which is itself wholly owned by Fortis, Inc., One Chase Manhattan Plaza, New York, N.Y. 10005. Fortis, Inc., in turn is wholly owned by Fortis International, Inc., which is wholly owned by AMEV/VSB 1990 N.V., both of which share the same address with N.V. AMEV., Archimedeslaan 10, 3584 BA, Utrecht, The Netherlands. AMEV/VSB 1990 N.V. is 50% owned by Fortis AMEV and 50% owned, through certain subsidiaries, by Fortis AG, Boulevard Emile Jacqmain 53, 1000 Brussels, Belgium.

SELECTED FINANCIAL DATA

The following is a summary of certain financial data of Fortis Benefits. This summary has been derived in part from, and should be read in conjunction with, the financial statements of Fortis Benefits included elsewhere in this prospectus.

                                                                              YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------------
                      (IN THOUSANDS)                            1997        1996        1995        1994        1993
                                                             ----------  ----------  ----------  ----------  ----------
INCOME STATEMENT DATA
  Premiums and policy charges..............................  $1,238,006  $1,295,878  $1,232,329  $1,022,446  $  955,053
  Net investment income....................................     228,724     206,023     203,537     162,514     153,657
  Net realized gains (losses) on investment................      41,101      25,731      55,080     (28,815)     73,623
  Other income.............................................      36,458      31,725      33,085      35,958      27,100
                                                             ----------  ----------  ----------  ----------  ----------
    TOTAL REVENUES.........................................  $1,544,289  $1,559,357  $1,524,031  $1,192,103  $1,209,433
                                                             ----------  ----------  ----------  ----------  ----------
                                                             ----------  ----------  ----------  ----------  ----------
  Total benefits and expenses..............................  $1,442,059  $1,470,066  $1,442,270  $1,157,651  $1,100,199
  Federal Income taxes.....................................      35,120      31,099      27,891      11,595      31,090
  Income before cumulative effect of accounting changes....      67,110      58,192      53,870      22,857      78,144
  Net income...............................................      67,110      58,192      53,870      22,857      81,707

BALANCE SHEET DATA
  Total assets.............................................  $6,819,484  $5,951,876  $5,143,012  $4,043,914  $3,584,139
  Total liabilities........................................   5,939,378   5,171,203   4,431,914   3,569,717   3,052,231
  Total shareholder's equity...............................     880,106     780,673     711,098     474,197     531,908

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1997 COMPARED TO 1996

FINANCIAL POSITION

Total invested assets of Fortis Benefits Insurance Company (the "Company") increased to $3.3 billion in 1997 compared to $3.1 billion in 1996. As of December 31, 1997, 96% of the Company's fixed maturity securities consisted of investment grade bonds. Mortgage loans represent 18.1% of total invested assets compared to 18.9% in 1996. The Company believes that adequate reserves have been established for potential delinquencies and foreclosures. The mortgage loan portfolio consists generally of small loans on commercial properties, dispersed throughout the United States. The Company's delinquency and foreclosure rate are well below industry averages.

RESULTS OF OPERATIONS

REVENUES

The Company's major products are group medical, group disability and dental, group life, and annuity and individual life insurance coverages sold through a network of independent agents and brokers. Total group medical, group disability and dental, group life, and annuity and individual life premiums represented 37%, 35%, 21% and 7% respectively of total premium in 1997 and 45%, 30%, 19% and 6% respectively in 1996. The decrease in group medical premium is the result of a decision in 1996 to discontinue new sales of certain medical products.

The Company continues to match investment portfolio composition to liquidity needs and capital requirements. Changes in interest rates during 1997, 1996, and 1995 resulted in recognition of realized gains and losses.

BENEFITS

Policyholder benefit to premium ratio decreased from 84% in 1996 to 82% in 1997, as a result of general improved experience. The primary improvement was in the group life business which experienced these mortality declines consistently throughout 1997. Annuity and individual life also experienced lower mortality experience in 1997 in addition to higher interest crediting on the Company's steadily increasing policy base of interest sensitive and investment products. Group medical, group disability and dental, group life, and annuity and individual life benefit to premium ratio was 77%, 82%, 76% and 124% respectively in 1997 and 78%, 84%, 86%, and 131% respectively in 1996.

EXPENSES

The Company's general and administrative expense to premium ratio has increased in 1997 to 17.5% from 15.3% in 1996. Enabling the application systems to be Year 2000 compliant and managed dental initiatives are the primary reasons for this increase. Included in the managed dental initiative expense is an $13.5 million write-off of the expenses incurred on behalf of a company that provides the managed care services.

Commission rates have increased from the levels in 1996. This is primarily due to changes in the mix of business by product lines as well as the change in first year versus renewal premiums.

YEAR 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company and any of its businesses or subsidiaries. All of the Company's major businesses are heavily dependent upon internal computer systems, and many have significant interaction with systems of third parties.

A comprehensive review of the Company's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. The Company's goal is to complete internal remediation and testing of each system by early 1999.

Factors that could influence the total costs to be incurred by the Company in connection with the Year 2000 issue include the ability of the Company to successfully identify systems containing two-digit year codes, the nature and amount of programming required to fix the affected programs, the related labor and consulting costs for such remediation, and the ability of third parties that interface with the Company to successfully address their Year 2000 issues.

The Company is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not entirely know at this time. The Company is closely monitoring these entities to avoid any unforeseen circumstances.

1996 COMPARED TO 1995

REVENUES

Traditional life insurance premiums of Fortis Benefits (the "Company") are principally composed of group life coverages. Total life premiums increased over 1995 due primarily to group life sales in 1996. Interest sensitive and investment product policy charges, which consist primarily of cost of insurance charges, increased 37% from 1995 to 1996. Continued sales of interest sensitive and investment products has steadily increased the policy base on which these charges are assessed.

Total accident and health premiums increased in 1996 compared to 1995 due to an increase in the group disability product sales and strong persistency. Partially offsetting this increase was a 3% decrease in the group medical products driven by a decision to roll the fully insured medical business into a common medical plan and the decision to cease new sales of large group self funded medical plans, effective January 1, 1996. Beginning April 1, 1996 and continuing into 1997, the groups will gradually be rolled to a third party administrator.

The Company continues to match investment portfolio composition to liquidity needs and capital requirements. Changes in interest rates during 1996, 1995 and 1994 resulted in recognition of realized gains and losses.

BENEFITS

The Company's group life benefits which are included in the traditional life benefits were higher in 1996 compared to 1995 as a result of increased mortality. Interest sensitive and investment product benefits for the period ended December 31, 1996 increased 23% from 1995. This increase was the result of higher interest crediting on the Company's steadily increasing policy base in 1996 compared to 1995.

The accident and health claims to premium ratio improved from 1995 to 1996 due primarily to the improved claim closure rates in the group disability lines.

EXPENSES

The commission rates have declined from the levels in 1995. This is primarily due to change in the mix of business by product lines as well as the change in the first year versus renewal premiums. Interest sensitive and investment products commission increased from 1996 compared to 1995; however, the Company deferred $62.4 million of these commissions in 1996, compared to $52.7 million in 1995. The additional commission and deferral is the result of an increase in sales of the company's variable life and variable annuity products. This increase in deferred commissions more than offset the increase in paid commissions and lowered the net commission expense for 1996.

In 1996, the Company consolidated the fully insured group medical business administration processing. This has resulted in expense savings as demonstrated by the reduction in the general and administrative expenses. Also contributing to the expense reduction was the decision to discontinue issuing large group self funded medical business.

CASH FLOW AND LIQUIDITY

The market value of cash, short-term investments and publicly traded bonds and stocks is at least equal to all policyholder reserves and liabilities. The Company's portfolio is readily marketable and convertible to cash to a degree sufficient to provide for short-term needs. The Company expects its operating activities to continue to meet its capital resource needs. The Company consistently monitors its liability durations and invests assets accordingly. The Company has no material commitments or off-balance sheet financing arrangements which would reduce sources of funds in the upcoming year.

The National Association of Insurance Commissioners' risk-based capital formula helps to establish guidelines for capital levels. At December 31, 1997, the Company's capital exceeded the minimum recommended risk-based capital level.

COMPETITION

Fortis Benefits seeks to compete primarily on the basis of customer service, product design, and, in the case of products funded through Series Fund, the investment results achieved by Fortis Advisers, Inc. Many other insurance companies compete with Fortis Benefits in each of its markets, including on the basis of price. Many of these companies, which include some of the largest and best known insurance companies, have considerably greater resources than Fortis Benefits.

REGULATION AND RESERVES

The Company is subject to regulation and supervision by the insurance departments of the states in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards, and accounting and financial reporting procedures. Fortis Benefits' operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for insurance contract losses, if covered, incurred by insolvent companies. The amount of any future assessments of Fortis Benefits under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include health care reform, employee benefit regulation, controls on medicare costs and medical entitlement programs, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles, and removal of impediments on the entry of banking institutions into the business of insurance.

Pursuant to state insurance laws and regulations, Fortis Benefits is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the contracts, if Fortis Benefits were to incur claims or expenses at rates significantly higher than expected (due, for example, to acquired immune deficiency syndrome or other infectious diseases or catastrophes) or significant unexpected losses on its investments.

EMPLOYEES AND FACILITIES

Fortis Benefits has approximately 2,000 employees and considers its employee relations to be excellent; Fortis Benefits owns its home office building, consisting of 295,000 square feet in Woodbury, Minnesota. It also has administrative offices in Kansas City, Missouri. Fortis Benefits leases a portion of that building consisting of 297,000 square feet. In addition Fortis Benefits has several regional claims and sales offices throughout the United States. Fortis Benefits occupies approximately 100% of its home office and 70% of its administration building, which it expects will be adequate for its purposes for the foreseeable future.

VOTING PRIVILEGES

In accordance with its view of current applicable law, Fortis Benefits will vote shares of each of the Portfolios which are attributable to a contract at regular and special meetings of the shareholders of the Portfolios in proportion to instructions received from the persons having the voting interest in the contract as of the record date for the corresponding Portfolio shareholders meeting. Owners have the voting interest during the Accumulation Period, persons receiving annuity payments during the Annuity Period, and Beneficiaries after the death of the Annuitant or owner. However, if the Investment Company Act of 1940 or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result Fortis Benefits determines that it is permitted to vote shares of the Portfolios in its own right, it may elect to do so.

During the Accumulation Period, the number of shares of a Portfolio attributable to a contract is determined by dividing the amount of contract value in the corresponding subaccount pursuant to the contract as of the record date for the shareholders meeting by the net asset value of one Portfolio share as of that date. During the Annuity Period, or after the death of the Annuitant or owner, the number of Portfolio shares deemed attributable to the contract will be computed in a comparable manner, based on the liability for future variable annuity payments allocable to that subaccount under the contract as of the record date. Such liability for future payments will be calculated on the basis of the mortality assumptions and the assumed interest rate used in determining the number of Annuity Units credited to the contract and the applicable Annuity Unit value on the record date. During the Annuity Period, the number of votes attributable to a contract will generally decrease since funds set aside to make the annuity payments will decrease.

Fortis Benefits will vote shares for which it has received no timely instructions, and any shares attributable to excess amounts Fortis Benefits has accumulated in the related subaccount, in proportion to the voting instructions which it receives with respect to all contracts and other variable annuity contracts participating in a Portfolio. To the extent that Fortis Benefits or any affiliated company holds any shares of a Portfolio, they will be voted in the same proportion as instructions for that Portfolio that are received from persons holding the voting interest with respect to all Fortis Benefits separate accounts participating in that Portfolio. Shares held by separate accounts other than the Variable Account will in general be voted in accordance with instructions of participants in such other separate accounts. This diminishes the relative voting influence of the contracts.

Each person having a voting interest in a subaccount of the Variable Account will receive proxy material, reports and other materials relating to the appropriate Portfolio. Pursuant to the procedures described above, these persons may give instructions regarding the election of the Board of Directors of the Portfolios, ratification of the selection of its independent auditors, the approval of the investment managers of a Portfolio, changes in fundamental investment policies of a Portfolio and all other matters that are put to a vote by Portfolio shareholders.

LEGAL MATTERS

The legality of the contracts described in this prospectus has been passed upon by David A. Peterson, Esquire, Assistant General Counsel with the law department of Fortis Benefits. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised Fortis Benefits on certain federal securities law matters.

OTHER INFORMATION

Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this prospectus. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this prospectus. Statements contained in this prospectus concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

A Statement of Additional Information is available upon request. Its contents are as follows:

CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Fortis Benefits and the Variable Account.......
Calculation of Annuity Payments................
Postponement of Payments.......................
Services.......................................
  - Safekeeping of Variable Account Assets.....
  - Experts....................................
  - Principal Underwriter......................
Taxation Under Certain Retirement Plans........
Withholding....................................
Variable Account Financial Statements..........
APPENDIX A--Performance Information............

FORTIS BENEFITS FINANCIAL STATEMENTS

The financial statements of Fortis Benefits that are included in this prospectus should be considered primarily as bearing on the ability of Fortis Benefits to meet its obligations under the contracts. The contracts are not entitled to participate in earnings, dividends or surplus of Fortis Benefits.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Fortis Benefits Insurance Company

We have audited the accompanying balance sheets of Fortis Benefits Insurance Company, an indirect, wholly-owned subsidiary of Fortis AMEV and Fortis AG, as of December 31, 1997 and 1996, and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortis Benefits Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                    /s/ Ernst & Young, LLP
Minneapolis, Minnesota
February 27, 1998

BALANCE SHEETS
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   DECEMBER 31
                                                              ----------------------
                                                                 1997        1996
                                                              ----------  ----------
ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost
   1997--$2,325,589; 1996--$2,078,438)......................  $2,415,915  $2,115,499
  Equity securities, at fair value (cost 1997--$88,719;
   1996--$84,144)...........................................     109,832     106,290
  Mortgage loans on real estate, less allowance for possible
   losses (1997--$11,085; 1996--$9,697).....................     602,064     582,869
  Policy loans..............................................      68,566      60,722
  Short-term investments....................................      70,537     182,817
  Real estate and other investments.........................      55,035      29,628
                                                              ----------  ----------
                                                               3,321,949   3,077,825

Cash and cash equivalents...................................       9,901      20,474

Receivables:
  Uncollected premiums......................................      74,220      71,386
  Reinsurance recoverable on unpaid and paid losses.........      13,852      12,939
  Other.....................................................      19,762       9,045
                                                              ----------  ----------
                                                                 107,834      93,370
Accrued investment income...................................      47,376      39,519
Deferred policy acquisition costs...........................     291,742     268,075
Property and equipment at cost, less accumulated
 depreciation...............................................      42,773      52,882
Deferred federal income taxes...............................      15,037      17,008
Other assets................................................       4,250       8,005
Assets held in separate accounts............................   2,978,622   2,374,718
                                                              ----------  ----------
TOTAL ASSETS................................................  $6,819,484  $5,951,876
                                                              ----------  ----------
                                                              ----------  ----------

                            See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   DECEMBER 31
                                                              ----------------------
                                                                 1997        1996
                                                              ----------  ----------
POLICY RESERVES, LIABILITIES AND SHAREHOLDER'S EQUITY
POLICY RESERVES AND LIABILITIES:
  Future policy benefit reserves:
    Traditional life insurance..............................  $  449,017  $  434,378
    Interest sensitive and investment products..............   1,264,227   1,175,480
    Accident and health.....................................     792,249     834,119
                                                              ----------  ----------
                                                               2,505,493   2,443,977
  Unearned revenues.........................................      10,653      12,622
  Other policy claims and benefits payable..................     260,596     191,940
  Policyholder dividends payable............................       8,197       8,783
                                                              ----------  ----------
                                                               2,784,939   2,657,322

  Debt......................................................      26,433          --
  Accrued expenses..........................................      49,909      42,223
  Current income taxes payable..............................      10,549      17,424
  Other liabilities.........................................     113,222     104,834
  Due to affiliates.........................................       6,925       4,926
  Liabilities related to separate accounts..................   2,947,401   2,344,474
                                                              ----------  ----------
TOTAL POLICY RESERVES AND LIABILITIES.......................   5,939,378   5,171,203

SHAREHOLDER'S EQUITY:
  Common Stock, $5 par value:
    Authorized, issued and outstanding shares--1,000,000....       5,000       5,000
  Additional paid-in capital................................     468,000     468,000
  Retained earnings.........................................     332,723     265,613
  Unrealized gains on investments, net......................      68,981      36,290
  Unrealized gains on assets held in separate accounts,
   net......................................................       5,402       5,770
                                                              ----------  ----------
TOTAL SHAREHOLDER'S EQUITY..................................     880,106     780,673
                                                              ----------  ----------
TOTAL POLICY RESERVES, LIABILITIES AND SHAREHOLDER'S
 EQUITY.....................................................  $6,819,484  $5,951,876
                                                              ----------  ----------
                                                              ----------  ----------

                            See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
STATEMENTS OF INCOME
(IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31
                                                                                --------------------------------
                                                                                   1997       1996       1995
                                                                                ----------  ---------  ---------
REVENUES
  Insurance operations:
    Traditional life insurance premiums.......................................  $  269,540  $ 258,496  $ 251,353
    Interest sensitive and investment product policy charges..................      77,429     63,336     46,076
    Accident and health insurance premiums....................................     891,037    974,046    934,900
                                                                                ----------  ---------  ---------
                                                                                 1,238,006  1,295,878  1,232,329

  Net investment income.......................................................     228,724    206,023    203,537
  Net realized gains on investments...........................................      41,101     25,731     55,080
  Other income................................................................      36,458     31,725     33,085
                                                                                ----------  ---------  ---------
    TOTAL REVENUES............................................................   1,544,289  1,559,357  1,524,031

BENEFITS AND EXPENSES
  Benefits to policyholders:
    Traditional life insurance................................................     204,497    220,227    202,911
    Interest sensitive investment products....................................     103,077     90,358     73,676
    Accident and health claims................................................     707,113    778,439    769,588
                                                                                ----------  ---------  ---------
                                                                                 1,014,687  1,089,024  1,046,175

Policyholder dividends........................................................       2,935      4,169      4,305
Amortization of deferred policy acquisition costs.............................      43,931     39,325     41,291
Insurance commissions.........................................................     107,378     94,723     95,559
General and administrative expenses...........................................     273,128    242,825    254,940
                                                                                ----------  ---------  ---------
    TOTAL BENEFITS AND EXPENSES...............................................   1,442,059  1,470,066  1,442,270
                                                                                ----------  ---------  ---------
Income before federal income taxes............................................     102,230     89,291     81,761
Federal income taxes..........................................................      35,120     31,099     27,891
                                                                                ----------  ---------  ---------
NET INCOME....................................................................  $   67,110  $  58,192  $  53,870
                                                                                ----------  ---------  ---------
                                                                                ----------  ---------  ---------

                            See accompanying notes.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS)

                                                                                   UNREALIZED   UNREALIZED
                                                                                     GAINS         GAINS
                                                                                   (LOSSES)     (LOSSES) ON
                                                            ADDITIONAL                ON        ASSETS HELD
                                                    COMMON   PAID-IN     RETAINED  INVESTMENTS,  IN SEPARATE
                                                    STOCK    CAPITAL     EARNINGS  NET         ACCOUNTS, NET    TOTAL
                                                    ------  ----------   --------  ---------   -------------   --------
Balance, January 1, 1995..........................  $5,000   $358,000    $153,551  $(42,908)      $  554       $474,197
Net income........................................     --          --     53,870         --           --         53,870
Additional paid-in capital........................     --      50,000         --         --           --         50,000
Change in unrealized gains (losses) on
 investments, net.................................     --          --         --    131,039           --        131,039
Change in unrealized gains (losses) on assets held
 in separate accounts, net........................     --          --         --         --        1,992          1,992
                                                    ------  ----------   --------  ---------      ------       --------
Balance, December 31, 1995........................  5,000     408,000    207,421     88,131        2,546        711,098
Net income........................................     --          --     58,192         --           --         58,192
Additional paid-in capital........................     --      60,000         --         --           --         60,000
Change in unrealized gains (losses) on
 investments, net.................................     --          --         --    (51,841)          --        (51,841)
Change in unrealized gains (losses) on assets held
 in separate accounts, net........................     --          --         --         --        3,224          3,224
                                                    ------  ----------   --------  ---------      ------       --------
Balance, December 31, 1996........................  5,000     468,000    265,613     36,290        5,770        780,673
Net income........................................     --          --     67,110         --           --         67,110
Change in unrealized gains (losses) on
 investments, net.................................     --          --         --     32,691           --         32,691
Change in unrealized gains (losses) on assets held
 in separate account, net.........................     --          --         --         --         (368)          (368)
                                                    ------  ----------   --------  ---------      ------       --------
Balance, December 31, 1997........................  $5,000   $468,000    $332,723  $ 68,981       $5,402       $880,106
                                                    ------  ----------   --------  ---------      ------       --------
                                                    ------  ----------   --------  ---------      ------       --------

                            See accompanying notes.

STATEMENTS OF CASH FLOWS
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS)

                                                                                  YEAR ENDED DECEMBER 31
                                                                           -------------------------------------
                                                                               1997         1996        1995
                                                                           ------------  ----------  -----------
OPERATING ACTIVITIES
  Net income.............................................................  $     67,110  $   58,192  $    53,870
  Adjustments to reconcile net income to net cash provided by operating activities:
    (Decrease)/increase in future policy benefit reserves for
     traditional, interest sensitive and accident and health policies....        (2,496)     26,193       80,478
    Increase in other policy claims and benefits and policyholder
     dividends payable...................................................        68,070      18,638       27,676
    Provision for deferred federal income taxes..........................        (6,449)     (1,094)     (13,584)
    (Decrease)/increase in income taxes payable..........................        (6,875)     12,049        1,023
    Amortization of deferred policy acquisition costs....................        43,931      39,325       41,291
    Policy acquisition costs deferred....................................       (69,694)    (66,515)     (56,391)
    Provision for mortgage loan losses...................................         1,388       1,344          924
    Provision for depreciation...........................................        14,351      17,312       15,654
    Write-off of investment..............................................         3,000          --           --
    Amortization of investment (discounts) premiums, net.................          (466)      1,821         (239)
    Change in receivables, accrued investment income, unearned premiums,
     accrued expenses and other liabilities..............................        (2,720)     38,614        3,427
    Net realized gains on investments....................................       (41,101)    (25,731)     (55,080)
    Other................................................................       (12,496)       (261)      (2,431)
                                                                           ------------  ----------  -----------
        NET CASH PROVIDED BY OPERATING ACTIVITIES........................        55,553     119,887       96,618

INVESTING ACTIVITIES
  Purchases of fixed maturity investments................................    (3,611,770) (2,778,352)  (2,151,133)
  Sales or maturities of fixed maturity investments......................     3,378,898   2,652,887    2,000,068
  Decrease (increase) in short-term investments..........................       112,280     (29,318)     (35,908)
  Purchases of other investments.........................................      (209,771)   (210,182)    (240,264)
  Sales of other investments.............................................       205,084     163,569      112,598
  Purchases of property and equipment....................................        (4,242)    (10,992)     (19,975)
  Other..................................................................          (617)         --        1,229
                                                                           ------------  ----------  -----------
        NET CASH USED IN INVESTING ACTIVITIES............................      (130,138)   (212,388)    (333,385)

FINANCING ACTIVITIES
  Activities related to investment products:
    Considerations received..............................................       200,760     128,446      187,484
    Surrenders and death benefits........................................      (190,361)   (125,274)     (60,522)
    Interest credited to policyholders...................................        53,613      49,802       48,918
  Additional paid-in capital from shareholder............................            --      60,000       50,000
                                                                           ------------  ----------  -----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES........................        64,012     112,974      225,880
                                                                           ------------  ----------  -----------
(Decrease) increase in cash and cash equivalents.........................       (10,573)     20,473      (10,887)
        CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...................        20,474           1       10,888
                                                                           ------------  ----------  -----------
        CASH AND CASH EQUIVALENTS AT END OF YEAR.........................  $      9,901  $   20,474  $         1
                                                                           ------------  ----------  -----------
                                                                           ------------  ----------  -----------

                            See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
FORTIS BENEFITS INSURANCE COMPANY

DECEMBER 31, 1997

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NATURE OF OPERATIONS

Fortis Benefits Insurance Company (the Company) is an indirect, wholly-owned subsidiary of Fortis AMEV and Fortis AG. The Company is incorporated in Minnesota and distributes its products in all states except New York. To date, the majority of the Company's revenues have been derived from group employee benefits products and the remainder from individual life and annuity products.

BASIS OF STATEMENT PRESENTATION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company follows generally accepted accounting principles which differ in certain respects from statutory accounting practices prescribed or permitted by regulatory authorities. The more significant of these principles are:

REVENUE RECOGNITION AND FUTURE POLICY BENEFIT RESERVES

Premiums for traditional life insurance are recognized as revenues when due over the premium-paying period. Reserves for future policy benefits are computed using the net level method and include investment yield, mortality, withdrawal, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations.

Revenues for interest sensitive and investment products consist of charges assessed against policy account balances during the period for the cost of insurance, policy administration, and surrender charges. Future policy benefit reserves are computed under the retrospective deposit method and consist of policy account balances before applicable surrender charges. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances. Interest crediting rates for universal life and investment products ranged from 2.5% to 8.75% in 1997 and 1996.

Premiums for accident and health insurance products, including medical, long and short-term disability and dental insurance products, are recognized as revenues ratably over the contract period in proportion to the risk insured. Reserves for future disability benefits are based on the 1964 Commissioners Disability Table at 6% interest. Calculated reserves are modified based on the Company's actual experience.

CLAIMS AND BENEFITS PAYABLE

Other policy claims and benefits payable for reported and incurred but not reported claims and related claims adjustment expenses are determined using case-basis estimates and past experience. The methods of making such estimates and establishing the related liabilities are continually reviewed and updated. Any adjustments resulting therefrom are reflected in income currently.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, which vary with and are directly related to the production of new business, are deferred to the extent recoverable and amortized. For traditional life insurance products, such costs are amortized over the premium paying period. For interest sensitive and investment products, such costs are amortized in relation to expected future gross profits. For accident and health and group life insurance products, these costs represent the present value at the acquisition of these lines in the October 1, 1991 purchase (see Note 2) of future profits which are amortized against the expected premium revenues of the lines acquired. Estimation of future gross profits requires significant management judgment and are reviewed periodically. As excess amounts of deferred costs over future premiums or gross profits are identified, such excess amounts are expensed.

INVESTMENTS

The Company's investment strategy is developed based on many factors including insurance liability matching, rate of return, maturity, credit risk, tax considerations and regulatory requirements.

All fixed maturity investments and all marketable equity securities are classified as available-for-sale and carried at fair value.

Changes in fair values of available-for-sale securities, after related deferred income taxes and after adjustment for the changes in pattern of amortization of deferred policy acquisition costs and participating policyholder dividends are reported directly in shareholder's equity as unrealized gains (losses) on investments and, accordingly, have no effect on net income. The unrealized appreciation or depreciation is net of deferred policy acquisition cost amortization and taxes that would have been required as a charge or credit to income had such unrealized amounts been realized.

Mortgage loans constitute first liens on commercial real estate and other income producing properties. The insurance statutes in Minnesota generally require that the initial principal loaned not exceed 80% of the appraised value of the property securing the loan. The Company's policy fully complies with this statute. Mortgage loans on real estate are reported at unpaid balance, adjusted for amortization of premium or discount, less allowance for possible losses. The change in the allowance for possible losses is recorded with realized gains and losses on investments.

Policy loans are reported at their unpaid balance. Short term investments are at cost which approximates fair value.

Realized gains and losses on sales of investments, and declines in value judged to be other-than-temporary, are recognized on the specific identification basis. Investment income is recorded as earned.

FORTIS BENEFITS INSURANCE COMPANY

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation. The Company provides for depreciation principally on the straight-line method over the estimated useful lives of the related property.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with Financial Accounting Standards Board ("FASB") Statement 109, ACCOUNTING FOR INCOME TAXES. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases and are measured using the enacted tax rates.

SEPARATE ACCOUNTS

Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid, are provided to the separate account policyholders and are excluded from the amounts reported in the accompanying statements of operations.

Assets and liabilities associated with the separate accounts relate to deposits and annuity considerations for variable life and annuity products for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value.

GUARANTY FUND ASSESSMENTS

There are a number of insurance companies that are currently under regulatory supervision. This may result in future assessments by state guaranty fund associations to cover losses to policyholders of insolvent or rehabilitated companies. These assessments can be partially recovered through a reduction in future premium taxes in some states. The Company believes it has adequately provided for the impact of future assessments.

STATEMENTS OF CASH FLOWS

The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

NEW FINANCIAL ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 defines the financial statement presentation for all changes in a company's equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 will be adopted by the Company in the first quarter of 1998. Because the statement is merely a change in presentation, the Company does not expect the adoption of this statement to have a significant impact on the financial statements.

RECLASSIFICATIONS

Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation.

2.  ACQUIRED BUSINESS
    In 1991, the Company purchased certain assets and assumed certain liabilities from The Mutual Benefit Life Insurance Company in Rehabilitation
(MBL). The seller transferred to the Company, the assets and liabilities relating to the group life, accident and health, disability and dental insurance business of MBL. The acquisition was accounted for as a purchase. The original purchase price of the acquisition was $318,000,000. Subsequent additional payments of $20,850,000 were made ending in 1994. These additional payments, as well as $126,515,000 of the original purchase price represent the estimated present value of future profits on the lines of business acquired at the date of acquisition and have been accounted for as deferred policy acquisition costs (see Note 4).

FORTIS BENEFITS INSURANCE COMPANY

3.  INVESTMENTS
AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the available-for-sale securities (in thousands):

                                                              GROSS     GROSS
                                                 AMORTIZED   UNREALIZED UNREALIZED
                                                    COST       GAIN      LOSS    FAIR VALUE
                                                 ----------  --------  --------  ----------
December 31, 1997:
  Fixed maturities:
  Governments..................................  $  228,856  $ 8,698   $    30   $  237,524
  Public utilities.............................     121,128    4,217        13      125,332
  Industrial and miscellaneous.................   1,932,894   77,442     1,625    2,008,711
  Other........................................      42,711    1,637        --       44,348
                                                 ----------  --------  --------  ----------
  Total fixed maturities.......................   2,325,589   91,994     1,668    2,415,915
  Equity securities............................      88,719   24,769     3,656      109,832
                                                 ----------  --------  --------  ----------
    Total......................................  $2,414,308  $116,763  $ 5,324   $2,525,747
                                                 ----------  --------  --------  ----------
                                                 ----------  --------  --------  ----------
December 31, 1996:
Fixed maturities:
  Governments..................................  $  321,574  $ 3,418   $ 1,323   $  323,669
  Public utilities.............................      92,116    2,758       403       94,471
  Industrial and miscellaneous.................   1,656,420   38,413     6,527    1,688,306
  Other........................................       8,328      750        25        9,053
                                                 ----------  --------  --------  ----------
  Total fixed maturities.......................   2,078,438   45,339     8,278    2,115,499
  Equity securities............................      84,144   23,340     1,194      106,290
                                                 ----------  --------  --------  ----------
    Total......................................  $2,162,582  $68,679   $ 9,472   $2,221,789
                                                 ----------  --------  --------  ----------
                                                 ----------  --------  --------  ----------

The amortized cost and fair value of available-for-sale investments in fixed maturities at December 31, 1997, by contractual maturity, are shown below (in thousands).

                                                                        AMORTIZED
                                                                           COST     FAIR VALUE
                                                                        ----------  ----------
Due in one year or less...............................................  $   75,748  $   76,109
Due after one year through five years.................................     849,193     865,006
Due after five years through ten years................................     543,847     562,900
Due after ten years...................................................     856,801     911,900
                                                                        ----------  ----------
Total.................................................................  $2,325,589  $2,415,915
                                                                        ----------  ----------
                                                                        ----------  ----------

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

MORTGAGE LOANS

The Company has issued commercial mortgage loans on properties located throughout the United States. Approximately 37% of outstanding principal is concentrated in the states of New York, California and Florida, at December 31, 1997 as compared to concentrated interests in California, Texas and New York of 36% at December 31, 1996. Loan commitments outstanding totaled $34,235,000 at December 31, 1997.

INVESTMENTS ON DEPOSIT

The Company had fixed maturities carried at $2,548,000 and $2,537,000 at December 31, 1997 and 1996, respectively, on deposit with various governmental authorities as required by law.

INVESTMENT IN MANAGED DENTAL INITIATIVE

In 1997, the Company acquired a 99% ownership in a managed dental initiative called Dental Health Alliance, Inc. (DHA). Based on an analysis of future DHA profitability, the entire investment was written-off at December 31, 1997. The income statement reflects $13,561,000 of general and administrative expenses related to 1997 DHA losses and ownership write-off.

FORTIS BENEFITS INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
NET UNREALIZED GAINS (LOSSES)

The adjusted net unrealized gains (losses) recorded in shareholder's equity for the year ended December 31 were as follows (in thousands):

                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
Change in unrealized gains (losses) before adjustments.............  $  53,239  $ (83,065) $ 214,452
Adjustments:
Increase) decrease in amortization of deferred policy acquisition
 costs.............................................................     (2,096)     3,376     (9,789)
Deferred income taxes (expense) benefit............................    (18,820)    31,072    (71,632)
                                                                     ---------  ---------  ---------
Change in net unrealized gains (losses)............................     32,323    (48,617)   133,031
Net unrealized gains (losses), beginning of year...................     42,060     90,677    (42,354)
                                                                     ---------  ---------  ---------
Net unrealized gains, end of year..................................  $  74,383  $  42,060  $  90,677
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

NET INVESTMENT INCOME AND NET REALIZED GAINS ON INVESTMENTS

Major categories of net investment income and realized gains on investments for each year were as follows (in thousands):

                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
NET INVESTMENT INCOME
Fixed maturities...................................................  $ 160,444  $ 141,973  $ 139,062
Equity securities..................................................      9,306      6,682      2,026
Mortgage loans on real estate......................................     54,662     52,949     49,227
Policy loans.......................................................      4,144      3,195      2,797
Short-term investments.............................................      2,851      5,175     11,863
Real estate and other investments..................................      4,635      5,358      4,750
                                                                     ---------  ---------  ---------
                                                                       236,042    215,332    209,725
Expenses...........................................................     (7,318)    (9,309)    (6,188)
                                                                     ---------  ---------  ---------
                                                                     $ 228,724  $ 206,023  $ 203,537
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------
NET REALIZED GAINS ON INVESTMENTS
Fixed maturities...................................................  $  13,827  $   3,334  $  50,393
Equity securities..................................................     26,760     18,281      2,830
Mortgage loans on real estate......................................        301       (144)      (242)
Short-term investments.............................................         --         57         (3)
Real estate and other investments..................................        213      4,203      2,102
                                                                     ---------  ---------  ---------
                                                                     $  41,101  $  25,731  $  55,080
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

Proceeds from sales of investments in fixed maturities were $3,360,682,000, $2,652,887,000, and $2,000,068,000 in 1997, 1996 and 1995, respectively. Gross gains of $30,860,000, $28,606,000 and $61,070,000 and gross losses of
$17,033,000, $25,272,000, and $10,677,000 were realized on the sales in 1997,
1996 and 1995, respectively.

4.    DEFERRED POLICY ACQUISITION COSTS
    The changes in deferred policy acquisition costs by product were as follows (in thousands):

                                                                 INTEREST
                                                               SENSITIVE AND
                                                 TRADITIONAL    INVESTMENT      ACCIDENT
                                                    LIFE         PRODUCTS      AND HEALTH     TOTAL
                                                 -----------  ---------------  -----------  ---------
Balance, January 1, 1996.......................   $  38,532      $ 170,840      $  28,137   $ 237,509
Acquisition costs deferred.....................          --         66,515             --      66,515
Acquisition costs amortized....................      (5,375)       (19,695)       (14,255)    (39,325)
Reduced amortization of deferred acquisition
 costs from unrealized losses on
 available-for-sale securities.................          --          3,376             --       3,376
                                                 -----------  ---------------  -----------  ---------
Balance, January 1, 1997.......................      33,157        221,036         13,882     268,075
Acquisition costs deferred.....................      37,857         31,837             --      69,694
Acquisition costs amortized....................     (20,738)       (14,501)        (8,692)    (43,931)
Increased amortization of deferred acquisition
 costs from unrealized gains on
 available-for-sale securities.................          --         (2,096)            --      (2,096)
                                                 -----------  ---------------  -----------  ---------
Balance, December 31, 1997.....................   $  50,276      $ 236,276      $   5,190   $ 291,742
                                                 -----------  ---------------  -----------  ---------
                                                 -----------  ---------------  -----------  ---------

FORTIS BENEFITS INSURANCE COMPANY

4.    DEFERRED POLICY ACQUISITION COSTS (CONTINUED)
Included within total deferred policy acquisition costs at December 31, 1997 is $10,434,000 of present value of future profits (PVP) resulting from acquisitions accounted for as a purchase. All remaining PVP will be amortized in 1998.

During 1997, 1996 and 1995, the Company sold portions of its investment portfolio and in accordance with FASB Statement 97, the recognition of the realized net capital gains resulted in additional amortization of deferred acquisition costs of $732,000, $1,894,000 and $4,825,000, respectively. In addition, the Company recorded policyholder dividends payable of $1,095,000 in 1995.

5.  PROPERTY AND EQUIPMENT
    A summary of property and equipment at December 31 for each year follows (in thousands):

                                                                                1997       1996
                                                                              ---------  ---------
Land........................................................................  $   1,900  $   1,900
Building and improvements...................................................     24,148     25,133
Furniture and equipment.....................................................     87,537     95,370
                                                                              ---------  ---------
                                                                                113,585    122,403
Less accumulated depreciation...............................................    (70,812)   (69,521)
                                                                              ---------  ---------
Net property and equipment..................................................  $  42,773  $  52,882
                                                                              ---------  ---------
                                                                              ---------  ---------

6.  ACCIDENT AND HEALTH RESERVES
    Activity for the liability for unpaid accident and health claims and claims adjustment expenses is summarized as follows (in thousands):

                                                                         YEAR ENDED DECEMBER 31
                                                                     -------------------------------
                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
Balance as of January 1, net of reinsurance recoverables...........  $ 947,711  $ 928,832  $ 838,810
Add: Incurred losses related to:
  Current year.....................................................    773,316    865,907    827,261
  Prior years......................................................    (59,634)   (64,094)   (28,520)
                                                                     ---------  ---------  ---------
    Total incurred losses..........................................    713,682    801,813    798,741
Deduct: Paid losses related to:
  Current year.....................................................    437,405    549,144    492,460
  Prior years......................................................    235,952    233,790    216,259
                                                                     ---------  ---------  ---------
    Total paid losses..............................................    673,357    782,934    708,719
                                                                     ---------  ---------  ---------
Balance as of December 31, net of reinsurance recoverables.........  $ 988,036  $ 947,711  $ 928,832
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

The table above compares to the amounts reported on the balance sheet in the following respects: (1) the table above is presented net of ceded reinsurance and the accident and health reserves reported on the balance sheet are gross of ceded reinsurance; (2) the table above includes claims adjustment expense liabilities that are included in accrued expenses on the balance sheet; and (3) the table above includes accident and health benefits payable which are included with other policy claims and benefits payable reported on the balance sheet.

In each of the years presented above, the accident and health insurance line of business experienced overall favorable development on claims reserves established as of the previous year end. The favorable development was a result of lower medical costs due to less uncertainty in the health business and a reduction of loss reserves due to lower than anticipated inflation in medical costs.

Management has incorporated the favorable reserve development into its current estimates of reserve levels. Accordingly, future development on December 31, 1997 reserves is not expected to be as favorable as that experienced in the past two years.

7.  FEDERAL INCOME TAXES
    The Company reports its taxable income in a consolidated federal income tax return along with other affiliated subsidiaries of Fortis, Inc. Income tax expense or credits are allocated among the affiliated subsidiaries by applying corporate income tax rates to taxable income or loss determined on a separate return basis according to a Tax Allocation Agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial statement purposes and for income tax purposes.

FORTIS BENEFITS INSURANCE COMPANY

7.  FEDERAL INCOME TAXES (CONTINUED)
The significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 are as follows (in thousands):

                                                                                1997       1996
                                                                              ---------  ---------
Deferred tax assets:
  Separate account assets/liabilities.......................................  $  56,620  $  40,989
  Reserves..................................................................     43,143     51,271
  Claims and benefits payable...............................................     15,238      7,764
  Accrued liabilities.......................................................      8,785      8,439
  Investments...............................................................      4,795      2,648
  Other.....................................................................      3,042      1,549
                                                                              ---------  ---------
    Total deferred tax assets...............................................    131,623    112,660

Deferred tax liabilities:
  Deferred policy acquisition costs.........................................     72,369     67,850
  Unrealized gains..........................................................     39,015     20,402
  Fixed assets..............................................................      3,914      3,110
  Investments...............................................................      1,220      1,942
  Other.....................................................................         68      2,348
                                                                              ---------  ---------
    Total deferred tax liabilities..........................................    116,586     95,652
                                                                              ---------  ---------
    Net deferred tax asset..................................................  $  15,037  $  17,008
                                                                              ---------  ---------
                                                                              ---------  ---------

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

The Company's tax expense (benefit) for the year ended December 31 is shown as follows (in thousands):

                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Current..............................................................  $  41,569  $  32,193  $  39,660
Deferred.............................................................     (6,449)    (1,094)   (11,769)
                                                                       ---------  ---------  ---------
                                                                       $  35,120  $  31,099  $  27,891
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

Federal income tax payments and refunds resulted in net payments of $58,859,000, $16,434,000, and $40,453,000 in 1997, 1996 and 1995, respectively.

The Company's effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Statutory income tax rate............................................      35.0%      35.0%      35.0%
Other, net...........................................................        (.6)       (.2)      (0.9)
                                                                       ---------  ---------  ---------
                                                                           34.4%      34.8%      34.1%
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

8.  ASSETS HELD IN SEPARATE ACCOUNTS
    Separate account assets at December 31 were as follows (in thousands):

                                                                               1997        1996
                                                                            ----------  ----------
Premium and annuity considerations for the variable annuity products and variable universal life products for which the contract holder, rather than the Company, bears the investment risk..............................  $2,947,401  $2,344,474
Assets of the separate accounts owned by the Company, at fair value.......      31,221      30,244
                                                                            ----------  ----------
                                                                            $2,978,622  $2,374,718
                                                                            ----------  ----------
                                                                            ----------  ----------

9.  REINSURANCE
    In the second quarter of 1996, First Fortis Life Insurance Company (First Fortis), an affiliate, received approval from the New York State Insurance Department for a reinsurance agreement with the Company. The agreement, which became effective as of January 1, 1996, decreased First Fortis' long-term disability reinsurance retention from a $10,000 net monthly benefit to a $2,000 net monthly benefit for claims incurred on and after January 1, 1996. The Company has assumed $5,742,000 and $6,144,000 of premium from First Fortis in 1997 and 1996, respectively. The Company has assumed $5,452,000 and $3,599,000 of reserves in 1997 and 1996, respectively, from First Fortis.

FORTIS BENEFITS INSURANCE COMPANY

9.  REINSURANCE (CONTINUED)
The maximum amount that the Company retains on any one life is $500,000 of life insurance including accidental death. Amounts in excess of $500,000 are reinsured with other life insurance companies on a yearly renewable term basis.

Ceded reinsurance premiums for the year ended December 31 were as follows (in thousands):

                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------
Life insurance........................................................  $   8,159  $   8,680  $   4,661
Accident and health insurance.........................................     13,712      6,793      3,410
                                                                        ---------  ---------  ---------
                                                                        $  21,871  $  15,473  $   8,071
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

Recoveries under reinsurance contracts for the year ended December 31 were as follows (in thousands):

                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------
Life insurance........................................................  $   2,973  $   7,225  $   2,489
Accident and health insurance.........................................     14,781      5,993      8,807
                                                                        ---------  ---------  ---------
                                                                        $  17,754  $  13,218  $  11,296
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

Reinsurance ceded would become a liability of the Company in the event the reinsurers are unable to meet the obligations assumed under the reinsurance agreement. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers.

10. DIVIDEND RESTRICTIONS
    Dividend distributions to parent are restricted as to amount by state regulatory requirements. The Company had $52,367,000 free from such restrictions at December 31, 1997. Distributions in excess of this amount would require regulatory approval.

11. REGULATORY ACCOUNTING REQUIREMENTS
    Statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by Minnesota insurance regulatory authorities. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC is currently in the process of codifying statutory accounting practices. This project, which is not expected to be completed before 1999, may result in changes to the accounting practices that insurance enterprises use to prepare their statutory-basis financial statements.

Insurance enterprises are required by State Insurance Departments to adhere to minimum risk-based capital ("RBC") requirements developed by the NAIC. The Company exceeds the minimum RBC requirements.

FORTIS BENEFITS INSURANCE COMPANY

11. REGULATORY ACCOUNTING REQUIREMENTS (CONTINUED)
Reconciliations of net income and shareholder's equity on the basis of statutory accounting to the related amounts presented in the accompanying statements were as follows (in thousands):

                                                           NET INCOME             SHAREHOLDER'S EQUITY
                                                 -------------------------------  --------------------
                                                   1997       1996       1995       1997       1996
                                                 ---------  ---------  ---------  ---------  ---------
Based on statutory accounting practices........  $  62,593  $  55,046  $  30,576  $ 528,671  $ 482,507
Deferred policy acquisition costs..............     25,763     27,190     15,100    291,742    268,075
Investment valuation differences...............       (497)    (2,219)       330     80,245     31,326
Deferred and uncollected premiums..............   (107,194)    (4,096)        --         --         --
Policy reserves................................     89,895    (19,873)   (29,238)  (150,649)  (131,159)
Commissions....................................     (3,171)    (1,639)
Current income taxes payable...................      6,450      2,386     (1,294)     3,712     (7,895)
Deferred income taxes..........................      6,449     (1,094)    11,769       (520)    17,008
Realized gains on investments..................        251      2,599      1,938         --         --
Realized gains transferred to the Interest
 Maintenance Reserve (IMR), net of tax.........      9,644      2,335     31,711         --         --
Amortization of IMR, net of tax................     (6,315)    (6,130)    (5,261)        --         --
Write-off of investment........................    (11,705)        --         --         --         --
Pension expense................................     (4,153)        --         --
Guaranty Funds.................................         --      3,023         --
Property and equipment.........................         --         --         --     15,520     20,481
Interest maintenance reserve...................         --         --         --     53,348     50,019
Asset valuation reserve........................         --         --         --     75,939     62,961
Other, net.....................................       (900)       664     (1,761)   (17,902)   (12,650)
                                                 ---------  ---------  ---------  ---------  ---------
As reported herein.............................  $  67,110  $  58,192  $  53,870  $ 880,106  $ 780,673
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

12. TRANSACTIONS WITH AFFILIATED COMPANIES
    The Company receives various services from Fortis, Inc. and its affiliates. These services include assistance in benefit plan administration, corporate insurance, accounting, tax, auditing, investment and other administrative functions. The fees paid to Fortis, Inc. for these services for years ended December 31, 1997, 1996 and 1995, were $12,015,000, $13,319,000 and $10,074,00, respectively.

In conjunction with the marketing of its variable annuity products, the Company paid $72,105,000, $68,616,000 and $59,308,000 in commissions to its affiliate,
Fortis Investors, Inc., for the years ended December 31, 1997, 1996 and 1995, respectively.

Administrative expenses allocated for the Company may be greater or less than the expenses that would be incurred if the Company were operating on a separate company basis.

Fortis Information Technology (Fortis IT) is a business unit within the Company and is managed by Fortis, Inc. Based upon an agreement established with Fortis Inc., over/under charges are transferred annually to Fortis, Inc. The amounts transferred were $5,149,000 in 1997; $476,000 in 1996 and $0 in 1995. Effective
January 1, 1998, Fortis IT operations have been transferred to Fortis, Inc.

13. FAIR VALUE DISCLOSURES

VALUATION METHODS AND ASSUMPTIONS

The fair values for fixed maturity securities and equity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage loans are reported at unpaid principal balance less allowances for possible losses. The fair values of mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans with similar characteristics are aggregated for purposes of the calculations. It is not practicable to estimate the fair value of policy loans as repayment terms are at the discretion of the policyholder. For short-term investments, the carrying amount is a reasonable estimate of fair value. The fair values for the Company's policy reserves under the investment products are determined using cash surrender value. As the debt was underwritten in the current year, the outstanding balance is a reasonable estimate of fair value.

FORTIS BENEFITS INSURANCE COMPANY

13. FAIR VALUE DISCLOSURES (CONTINUED)
The fair values under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

                                                                              (IN THOUSANDS)
                                                                               DECEMBER 31
                                                              ----------------------------------------------
                                                                       1997                    1996
                                                              ----------------------  ----------------------
                                                               CARRYING      FAIR      CARRYING      FAIR
                                                                AMOUNT      VALUE       AMOUNT      VALUE
                                                              ----------  ----------  ----------  ----------
Assets:
  Investments:
    Securities available-for-sale:
      Fixed maturities......................................  $2,415,915  $2,415,915  $2,115,499  $2,115,499
      Equity securities.....................................     109,832     109,832     106,290     106,290
  Mortgage loans on real estate.............................     602,064     661,055     582,869     614,555
  Policy loans..............................................      68,566      68,566      60,722      60,722
  Short-term investments....................................      70,537      70,537     182,817     182,817
  Assets held in separate accounts..........................   2,978,622   2,978,622   2,374,718   2,371,601
Liabilities:
  Individual and group annuities (subject to discretionary
   withdrawal)..............................................  $  977,495  $  945,558  $  916,754  $  886,110
  Debt......................................................      26,433      26,433          --          --

14. COMMITMENTS AND CONTINGENCIES
    The Company is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. These actions have been considered in establishing policy benefit and loss reserves. Management and its legal counsel are of the opinion that the settlement of these actions will not have a material adverse effect on the Company's financial position or results of operations.

15. RETIREMENT AND OTHER EMPLOYEE BENEFITS
    The Company is an indirect wholly-owned subsidiary of Fortis, Inc., which sponsors a defined benefit pension plan covering employees and certain agents who meet eligibility requirements as to age and length of service. The benefits are based on years of service and career compensation. Fortis, Inc.'s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes, and to charge each subsidiary an allocable amount based on its employee census. Pension cost allocated to the Company amounted to approximately $1,594,000, $1,354,000 and $1,179,000 for 1997, 1996 and 1995,
respectively. As of January 1, 1997, the Plan's total accumulated benefit obligation determined in accordance with ERISA was approximately $56,838,000. This amount was based on an assumed interest rate of 8.00% and included vested benefits of approximately $54,831,000. The fair market value of the Plan assets as of January 1, 1997 was approximately $60,004,000.

The Company participates in a contributory profit sharing plan, sponsored by Fortis, Inc., covering employees and certain agents who meet eligibility requirements as to age and length of service. Benefits are payable to participants on retirement or disability and to the beneficiaries of participants in the event of death. The first three percent of an employee's contribution is matched 200% by the Company. The amount expensed was approximately $3,926,000, $3,913,000 and 3,765,000 for 1997, 1996 and 1995,
respectively.

In addition to retirement benefits, the Company participates in other health care and life insurance benefit plans ("postretirement benefits") for retired employees, sponsored by Fortis, Inc. Health care benefits, either through a Fortis Inc.-sponsored retiree plan for retirees under age 65 or through a cost offset for individually purchased Medigap policies for retirees over age 65, are available to employees who retire on or after January 1, 1993, at age 55 or older, with 15 years or more service. Life insurance, on a retiree pay all basis, is available to those who retire on or after January 1, 1993.

Net postretirement benefit costs allocated to the Company for the years ended December 31, 1997, 1996 and 1995 were $304,000, $290,000 and $287,000, respectively, and includes the expected cost of such benefits for newly eligible or vested employees, interest cost, gains and losses arising from differences between actuarial assumptions and actual experience, and amortization of the transition obligation. The Company made contributions to the plans of approximately $20,000, $8,000 and $0 in 1997, 1996 and 1995, respectively, as claims were incurred.

At December 31, 1997 and 1996, the unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was $1,148,000 and $844,000, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The health care cost trend rate for those under age 65 was 12.8%, graded to 5.5% over 26 years. The health care cost trend rate for those over age 65 was 12.0%, graded to 6.2% over 26 years.

FORTIS BENEFITS INSURANCE COMPANY

16. DEBT
    The following is a summary of the debt at December 31, 1997 (in thousands):

Mortgage note bearing a floating interest rate of 200 basis points over LIBOR, (5.84%
 at December 31, 1997) adjustable every six months, principal and interest due
 monthly, matures July 2001...........................................................  $   3,150
Mortgage note bearing a floating interest rate of 225 basis points over LIBOR (5.84%
 at December 31, 1997) adjustable every six months, principal and interest due
 monthly, balloon payment due July 1998...............................................     18,100
Mortgage note bearing interest at 7.60%, principal and interest due monthly, matures
 October 2002.........................................................................      5,183
                                                                                        ---------
                                                                                        $  26,433
                                                                                        ---------
                                                                                        ---------

Maturities of the debt as of December 31, 1997 are as follows (in thousands):

1998..................................................................................  $  18,222
1999..................................................................................        126
2000..................................................................................        136
2001..................................................................................      3,119
2002..................................................................................      4,830
                                                                                        ---------
                                                                                           26,433
                                                                                        ---------
                                                                                        ---------

These mortgage notes are collateralized by certain real estate investments included in real estate and other investments in the balance sheet.

Interest expense paid by the Company during 1997 on this debt was approximately $1,075,000.

17. YEAR 2000 ISSUES (UNAUDITED)
    The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company and any of its businesses or subsidiaries. All of the Company's major businesses are heavily dependent upon internal computer systems, and many have significant interaction with systems of third parties.

A comprehensive review of the Company's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. The Company's goal is to complete internal remediation and testing of each system by early 1999.

Factors that could influence the total costs to be incurred by the Company in connection with the Year 2000 issue include the ability of the Company to successfully identify systems containing two-digit year codes, the nature and amount of programming required to fix the affected programs, the related labor and consulting costs for such remediation, and the ability of third parties that interface with the Company to successfully address their Year 2000 issues.

The Company is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not entirely known at this time. The Company is closely monitoring these entities to avoid any unforeseen circumstances.

     [UNAUDITED 9/30/98 FORTIS BENEFITS FINANCIAL STATEMENTS TO BE ADDED BY
                            PRE-EFFECTIVE AMENDMENT]

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation     The time period under a contract between the contract issue date and the Annuity Commencement
Period           Date.
Accumulation     A unit of measure used to calculate the owners' interest in the Variable Account during the
Unit             Accumulation Period.
Annuitant        A person during whose life annuity payments are to be made by Fortis Benefits under the contract. The Annuitant is the person named in the application for the contract. If such person dies before the Annuity Commencement Date and there is an additional annuitant named in the application, the additional annuitant shall become the Annuitant. If there is no named additional annuitant, or the additional annuitant has predeceased the annuitant who is named in the application, the owner, if he or she is a natural person, shall become the Annuitant.
Annuity          The date on which the Annuity Period commences.
Commencement
Date
Annuity Period   The time period following the Accumulation Period, during which annuity payments are made by
                 Fortis Benefits.
Annuity Unit     A unit of measurement used to calculate variable annuity payments.
Beneficiary      The person entitled to receive the death benefits under the terms of the contract.
Fixed Account    The Guarantee Periods Fixed Account or the General Account Fixed Account.
Fixed Annuity    An annuity option under which Fortis Benefits promises to pay the Annuitant or any other payee
Option           that you designate one or more fixed payments.
General          The name of the alternative under which purchase payments are allocated to Fortis Benefits'
Account Fixed    general account.
Account
Guarantee        The non-unitized separate account that Fortis Benefits uses to account for amounts allocated
Periods Fixed    to guarantee periods.
Account
Market Value     Positive or negative adjustment in Guarantee Periods Fixed Account value that we make if such
Adjustment       value is paid out more than fifteen days before or after the end of a guarantee period in which it was being held.
Non-Qualified    Contracts that do not qualify for the special federal income tax treatment applicable in
Contracts        connection with certain retirement plans.
Portfolio        Each separate investment portfolio eligible for investment by the Variable Account as set forth on the cover page of this prospectus.
Qualified        Contracts that are qualified for the special federal income tax treatment applicable in
Contracts        connection with certain retirement plans.
Valuation Date   All business days except, with respect to any subaccount of the Variable Account, days on which the related Portfolio does not value its shares. Generally, the Portfolios value their shares on each day the New York Stock Exchange is open.
Valuation        The period that starts at the close of regular trading on the New York Stock Exchange on a
Period           Valuation Date and ends at the close of regular trading on the exchange on the next succeeding
                 Valuation Date.
Variable         The segregated asset account referred to as Variable Account D of Fortis Benefits Insurance
Account          Company established to receive and invest purchase payments under contracts.
Variable         An annuity option under which Fortis Benefits promises to pay the Annuitant or any other payee
Annuity Option   chosen by you one or more payments which vary in amount in accordance with the net investment experience of the subaccounts selected by the Annuitant.

APPENDIX A--SAMPLE MARKET VALUE ADJUSTMENT CALCULATIONS

The formula which will be used to determine the Market Value Adjustment is:

         1 + I            n/12
     ( ---------)               - 1
     1 + J + .005

Sample Calculation 1: Positive Adjustment

Amount withdrawn or transferred           $10,000
Existing guarantee period                 7 years
Time of withdrawal or transfer            beginning of 3rd year of existing
                                          guarantee period
Guaranteed interest rate (I)              8%*
Guaranteed interest rate for
  new 5-year guarantee (J)                7%*
Remaining guarantee period (N)            60 months
Market Value Adjustment

                    1 + .08            60/12
 $10,000 x      [( ----------)               - 1]      = $234.73
                1 + .07 + .005

              Amount transferred or withdrawn (adjusted for Market Value Adjustment): $10,234.73

Sample Calculation 2: Negative Adjustment

Amount withdrawn or transferred           $10,000
Existing guarantee period                 7 years
Time of withdrawal or transfer            beginning of 3rd year of existing
                                          guarantee period
Guaranteed interest rate (I)              8%*
Guaranteed interest rate for
  new 5-year guarantee (J)                9%*
Remaining guarantee period (N)            60 months
Market Value Adjustment:

                     1 + .08            60/12
 $10,000 x       [( ----------)               - 1]      = - $666.42
                 1 + .09 + .005

              Amount transferred or withdrawn (adjusted for Market Value Adjustment): $9,333.58

Sample Calculation 3: Negative Adjustment

Amount withdrawn or transferred           $10,000
Guarantee period                          7 years
Time of withdrawal or transfer            beginning of 3rd year of existing
                                          guarantee period
Guaranteed interest rate (I)              8%*
Guaranteed interest rate for
  new 5-year guarantee (J)                7.75%*
Remaining guarantee period (N)            60 months
Market Value Adjustment:

                      1 + .08               60/12
$10,000 x        [( ------------)]                - 1]      = - $114.94
                  1 + .0775 + .005

              Amount transferred or withdrawn (adjusted for Market Value Adjustment): $9,885.06
------------------------
*Assumed for illustrative purposes only.

APPENDIX B--EXPLANATION OF EXPENSE CALCULATIONS

The expense for a given year is calculated by multiplying the projected beginning of the year policy value by the total expense rate. The total expense rate is the sum of the variable account expense rate plus the total Portfolio expense rate plus the annual administrative charge rate.

The policy values are projected by assuming a single payment of $1,000 grows at an annual rate equal to 5% reduced by the total expense rate described above.

For example, the 3 year expense for the Federated Prime Money Fund II for a contract issued when all owners are less than 61 years old at the time of purchase is calculated as follows:

     Total Variable Account Annual Expenses                 1.20%
+    Total Portfolio Operating Expenses                     0.80%
=    Total Expense Rate                                     2.00%

The Annual Administrative Charge rate is calculated by dividing the total Annual Contract Charges we collected in 1997 on similar contracts by the average policy value in force in 1997 on such contracts.

Year 1 Beginning Policy Value = $1000.00
Year 1 Expense = $1000.00 x 0.0200 = $20.00

Year 2 Beginning Policy Value = $1030.00
Year 2 Expense = $1030.00 x 0.0200 = $20.60

Year 3 Beginning Policy Value = $1060.90
Year 3 Expense = $1060.90 x 0.0200 = $21.22

So the cumulative expenses for years 1-3 for the Federated Prime Money Fund II are equal to:
    $20.00 + $20.60 + $21.22 = $61.82

If the contract is surrendered, the surrender charge is the surrender charge percentage times the purchase payment minus the 10% free withdrawal amount:

Surrender Charge Percentage x (Initial Premium - 10% Free Withdrawal) = Surrender Charge

    0.07 x ($1000.00 - $100.00) = $63.00

So the total expense if surrendered is $61.82 + $63.00 = $124.82.

APPENDIX C--SAMPLE DEATH BENEFIT CALCULATIONS

Date of Death Assumed Premiums and Values:                                         Example 1    Example 2    Example 3
                                                                                  -----------  -----------  -----------
  a. Purchase payments made prior to death, accumulated at 4%                      $  32,000    $  32,000    $  32,000
  b. Contract Value on date of death                                               $  20,000    $  36,000    $  25,000
  c. One year Ratchet Option Value                                                 $  35,000    $  36,000    $  31,000
Death Benefit is Larger of a, b, and c.                                            $  35,000    $  36,000    $  32,000

APPENDIX D--PARTICIPATING PORTFOLIOS

FEDERATED INSURANCE SERIES

Federated Insurance Series is an open-end management investment company. It was established as a Massachusetts business trust under a Declaration of Trust dated September 15, 1993. Federated Advisers is the investment adviser for all of its portfolios other than Federated International Equity Fund II, which is advised by Federated Global Research Corp.

AMERICAN LEADERS FUND II

INVESTMENT OBJECTIVE: Seeks to achieve long-term growth of capital with a secondary objective to provide income. It invests, under normal conditions, at least 65% of its total assets in common stock of "blue-chip" companies.

GROWTH STRATEGIES FUND II

INVESTMENT OBJECTIVE: Capital appreciation. It invests at least 65% of its assets in equity securities of companies with prospects for above-average growth in earnings and dividends or companies where significant fundamental changes are taking place.

UTILITY FUND II

INVESTMENT OBJECTIVE: To achieve high current income and moderate capital appreciation. It invests primarily in a professionally managed, diversified portfolio of equity and debt securities of utility companies.

PRIME MONEY FUND II

INVESTMENT OBJECTIVE: To provide current income consistent with stability of principal and liquidity. It invests exclusively in a portfolio of money market instruments maturing in 397 days or less.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

INVESTMENT OBJECTIVE: Seeks to provide current income. Under normal circumstances, it invests at least 65% of the value of its total assets in securities issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalists.

HIGH INCOME BOND FUND II

INVESTMENT OBJECTIVE: To seek high current income. It invests primarily in a professionally managed, diversified portfolio of fixed income securities. The fixed income securities in which it invests are lower-rated corporate debt obligations, which are commonly referred to as "junk bonds."

INTERNATIONAL EQUITY FUND II

INVESTMENT OBJECTIVE: To obtain a total return on its assets. It invests at least 65% of its assets (and under normal market conditions substantially all of its assets) in equity securities of issuers located in at least three different countries outside of the United States.

EQUITY INCOME FUND II

INVESTMENT OBJECTIVE: To provide above average income and capital appreciation. It invests at least 65% of its assets in income-producing equity securities.

APPENDIX E--PRO RATA ADJUSTMENTS

Pro rata adjustments are made for withdrawals in calculating the death benefit payable under the contract. The benefit is described under the section of this prospectus entitled Benefit Payable on Death of Owner (or Annuitant).

Under the death benefit set forth as (2) in that section, the pro rata adjustment for a given withdrawal is equal to:

    (a) the withdrawn amount, divided by

    (b) the contract value immediately before the amount was withdrawn, the result multiplied by

    (c) the quantity equal to:

            (i) the contract value on the anniversary, plus

           (ii) purchase payments made since the anniversary and before the withdrawal, plus

           (iii) pro rata adjustments for withdrawals made since the anniversary and before the given withdrawal.

Under the death benefit set forth as (3) in that section, the pro rata adjustment for a given withdrawal is equal to:

    (a) the withdrawn amount; divided by

    (b) the contract value immediately before the amount was withdrawn; the result multiplied by

    (c) the quantity equal to:

            (i) the Roll-up Amount prior to withdrawal; plus

           (ii) any purchase payments made on or after the date the owner reached age 80 and before the given withdrawal; reduced by

           (iii) pro rata adjustments for any withdrawals made on or after the date the owner reached age 80 and before the given withdrawal.

                                   CONTRACTS UNDER
                              FLEXIBLE PREMIUM DEFERRED
                   COMBINATION VARIABLE AND FIXED ANNUITY CONTRACTS
                           THE CONSULTANT VARIABLE ANNUITY


                                      Issued by

                          FORTIS BENEFITS INSURANCE COMPANY


                         STATEMENT OF ADDITIONAL INFORMATION

                                   JANUARY 1, 1999

This Statement of Additional Information is not a Prospectus. It is intended that this Statement of Additional Information be read in conjunction with the Prospectus for Contracts under flexible premium deferred combination variable and fixed annuity contracts ("Contracts"), dated January 1, 1999. A copy of the Prospectus may be obtained without charge from Fortis Investors, Inc. 1-800-963-9222, mailing address: P.O. Box 64273, St. Paul, MN 55164. You have the option of receiving benefits under a Contract through Fortis Benefits' Variable Account D or through Fortis Benefits' Guarantee Periods Fixed Account or its General Account Fixed Account.

TABLE OF CONTENTS


Fortis Benefits and the Variable Account . . . . . . . . . . . . . . . . .1
Calculation of Annuity Payments. . . . . . . . . . . . . . . . . . . . . .2
Postponement of Payments . . . . . . . . . . . . . . . . . . . . . . . . .3
Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
  - Safekeeping of Variable Account Assets . . . . . . . . . . . . . . . .3
  - Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
  - Principal Underwriter  . . . . . . . . . . . . . . . . . . . . . . . .4
Taxation Under Certain Retirement Plans. . . . . . . . . . . . . . . . . .4
Withholding. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
Variable Account Financial Statements. . . . . . . . . . . . . . . . . . .9
Appendix A -- Performance Information. . . . . . . . . . . . . . . . . .A-1

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Special Terms Used in This Prospectus."

FORTIS BENEFITS AND THE VARIABLE ACCOUNT

Fortis Benefits Life Insurance Company, the issuer of the Contracts, is a Minnesota corporation qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is a wholly-owned subsidiary of Fortis Insurance Company, a stock company organized under the laws of Wisconsin, which itself is a wholly-owned subsidiary of Fortis, Inc. Fortis, Inc. is a corporation based in New York, which manages the United States operations of Fortis AMEV and Fortis AG.

Fortis AMEV has been in business since 1847 and is a publicly-traded, multi-national insurance, real estate, and financial services group headquartered in The Netherlands. It is one of the largest holding companies in Europe, with subsidiary companies in twelve countries on four continents.
Fortis AMEV is the third largest insurance company in the Netherlands.

Fortis AG is a multi-national insurance, real estate and financial services firm that has been in business since 1824. It has subsidiary companies in eight countries. Fortis AG is one of the largest life insurance companies in Belgium. Fortis AMEV and Fortis AG have combined assets of approximately $167 billion.

The assets allocated to the Variable Account are the exclusive property of Fortis Benefits. Registration of the Variable Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Variable Account or of Fortis Benefits by the Securities and Exchange Commission. Fortis Benefits may accumulate in the Variable Account proceeds from charges under the Contracts and other amounts in excess of the Variable Account assets representing reserves and liabilities under Contracts and other variable annuity contracts issued by Fortis Benefits. Fortis Benefits may from time to time transfer to its general account any of such excess amounts.

Best's Insurance Reports has assigned Fortis Benefits a rating of A (Excellent) for financial position and operating performance. Fortis Benefits has a rating of AA from Standard & Poor's. As defined by Standard & Poor's, insurers rated AA offer "excellent financial security." These ratings represent such rating agencies' independent opinion of Fortis Benefits' financial strength and ability to meet policy holder obligations, but have no relevance to the performance and quality of the assets in Subaccounts of the Variable Account.

CALCULATION OF ANNUITY PAYMENTS

FIXED ANNUITY OPTION

The amount of each annuity payment under a Fixed Annuity Option is fixed and guaranteed by Fortis Benefits. Monthly fixed annuity payments will start as of the end of the Valuation Period that contains the Annuity Commencement Date. At that time, the Contract Value, after any Market Value Adjustment, is computed and that portion of the Contract Value which will be applied to the Fixed Annuity Option selected is determined. The amount of the first monthly payment under the Fixed Annuity Option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply such amount of Contract Value to the annuity form selected. The dollar amounts of any fixed annuity payments after the first are specified during the entire period of annuity payments according to the provisions of the annuity form selected.

VARIABLE ANNUITY OPTION

ANNUITY UNITS. To the extent a Variable Annuity Option has been selected, we convert the Accumulation Units for each Subaccount of the Variable Account into Annuity Units for each chosen Subaccount at their values determined as of the end of the Valuation Period which contains the Annuity Commencement Date. As of such time, any Fixed Account Value to be applied to a Variable Annuity Option is also converted, after any Market Value Adjustment, to Annuity Units in the Subaccounts selected based on the then-current Annuity Unit value. The initial number of Annuity Units in each Subaccount is determined by dividing the amount of the initial monthly variable annuity payment (see "Variable Annuity Option -- Variable Annuity Payments," below) allocable to that Subaccount by the value of one Annuity Unit in that Subaccount as of the time of the conversion. The number of Annuity Units for each Subaccount will remain constant, as long as an annuity remains in force and the allocation among the Subaccounts has not changed.

The value of each Subaccount's Annuity Units will vary to reflect the investment experience of the Subaccount as well as charges deducted from the Subaccount. The value of each Subaccount's Annuity Units is equal to the prior value of the Subaccount's Annuity Units multiplied by the net investment factor for that Subaccount (discussed in the Prospectus under "Contract Value") for the Valuation Period ending on that Valuation Date, with an offset for the 3% assumed interest rate used in the annuity tables of the Contract.

VARIABLE ANNUITY PAYMENTS. Variable annuity payments start at the end of the Valuation Period that contains the Annuity Commencement Date, and will vary in amount as the related Annuity Unit values vary. The amount of the first monthly payment is shown on the annuity tables contained in the Contract for each $1,000 of Contract Value applied to the Variable Annuity Option selected as of the end of such Valuation Period. The first variable annuity payment is, in effect, allocated among the Subaccounts in the same proportion as the Contract Value is allocated among the Subaccounts upon commencement of annuity payments.

Payments after the first will vary in amount and are determined on the first Valuation Date of each subsequent monthly period. If the monthly payment under the annuity form selected is based on the value of Annuity Units of a single Subaccount, the monthly payment is found by multiplying the number of the Contract's Annuity Units for the Subaccount by the Annuity Unit value of such Subaccount as of the first Valuation Date in each monthly period following the Annuity Commencement Date. If the monthly payment under the Variable Annuity Option selected is based upon the value of Annuity Units in more than one Subaccount, this is repeated for each applicable Subaccount. The sum of these payments is the variable annuity payment.

GENDER OF ANNUITANT

The amount of each annuity payment ordinarily will be higher for a male Annuitant than for a female Annuitant with an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males. However, there will be no differences between male and female Annuitants in any jurisdiction, including Montana, where such differences are not permitted. We will also make available Contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

POSTPONEMENT OF PAYMENTS

With respect to amounts in the Subaccounts of the Variable Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by Fortis Benefits at its Home Office. However, Fortis Benefits may defer the determination, application or payment of any death benefit, transfer, partial or total surrender or annuity payment, to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for Fortis Benefits to determine the investment experience for the Contract, or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

SERVICES

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

Title to the assets of the Variable Account is held by Fortis Benefits. The assets of the Variable Account are kept segregated and held separate and apart from Fortis Benefits' other assets.

EXPERTS

The financial statements of Fortis Benefits Insurance Company appearing in the Prospectus and those of Separate Account D appearing in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon also appearing in the Prospectus or this Statement of Additional Information, respectively, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PRINCIPAL UNDERWRITER

Fortis Investors, Inc. ("Fortis Investors"), the principal underwriter of the Contracts, is a Minnesota corporation and a member of the Securities Investors Protection Corporation. The offering of the Contracts is continuous, and Fortis Investors does not anticipate discontinuing the offering of the Contracts, although it reserves the right to do so. Contracts generally will be issued for Annuitants from ages zero to ninety in all states.

TAXATION UNDER CERTAIN RETIREMENT PLANS

Federal income tax information concerning the purchase of Contracts for specific types of retirement plans is set forth below. You should also refer to "Federal Tax Matters" in the Prospectus. The tax information provided is not comprehensive, and you should consult a qualified tax adviser before taking any action in connection with a retirement plan.

SECTION 403(b) ANNUITIES FOR EMPLOYEES OF CERTAIN TAX-EXEMPT ORGANIZATIONS OR PUBLIC EDUCATIONAL INSTITUTIONS

PURCHASE PAYMENTS. Under Section 403(b) of the Internal Revenue Code ("Code"), payments made by certain employers (i.e., tax-exempt organizations meeting the requirements of Section 501(c)(3) of the Code, or public educational institutions) to purchase Contracts for their employees are excludible from the gross income of employees to the extent that such aggregate purchase payments do not exceed certain limitations prescribed by the Code. This is the case whether the purchase payments are a result of voluntary salary reduction amounts or employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes.

TAXATION OF DISTRIBUTIONS. Distributions from a Section 403(b) tax-deferred annuity are taxed as ordinary income to the recipient as described under "Federal Tax Matters" in the Prospectus. Taxable distributions received before the employee attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are excepted from this penalty tax, including distributions following the employee's death, disability, separation from service after age 55, separation from service at any age if the distribution is in the form of an annuity for the life (or life expectancy) of the employee (or the employee and Beneficiary) and distributions not in excess of deductible medical expenses. In addition, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

REQUIRED DISTRIBUTIONS. Generally, distributions from Section 403(b) annuities must commence not later than April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2, and such distributions must be made over a period that does not exceed the life expectancy of the employee (or the employee and Beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the employee dies before his or her entire interest in the Contract has been distributed, the employee's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Participant or Payee in the case of a Non-Qualified Contract, as described in the Prospectus. Certain of these and other provisions are incorporated in a special endorsement attached to Contracts that are intended to qualify under Section 403(b), and reference should be made to that endorsement for its complete terms.

TAX-FREE EXCHANGES AND ROLLOVERS. The Code provides for the tax-free transfer of one Section 403(b) annuity for another Section 403(b) annuity, and the IRS has ruled (Revenue Ruling 90-24) that amounts transferred may qualify as tax-free transfers under certain circumstances. In addition, Section 403(b)(8) of the code permits tax-free rollovers from Section 403(b) programs to individual retirement annuities or other Section 403(b) programs under certain circumstances.

SECTION 401 QUALIFIED PENSION, PROFIT-SHARING OR ANNUITY PLANS

PURCHASE PAYMENTS. Subject to certain limitations prescribed by the Code, purchase payments made by an employer (or a self-employed individual) under a pension, profit-sharing or annuity plan qualified under Section 401 or Section 403(a) of the Code are generally deductible by the employer and excluded from the taxable income of the employee for federal income tax purposes, whether made under a salary reduction agreement or directly by employer contributions.
Salary reduction payments are, however, subject to FICA (social security) taxes. Purchase payments made directly by an employee generally are made on an after-tax basis.

TAXATION OF DISTRIBUTIONS. Distributions from Contracts purchased under these qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions, as described under "Federal Tax Matters -- Qualified Plans," in the Prospectus. However, if an employee or other payee receives a "lump sum" distribution, as defined in the Code, from an exempt employees' trust, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after attaining age 59 1/2, the rate of tax may be determined under a special 5-year income averaging provision. Those who attained age 50 by January 1, 1986 may instead elect to use a 10-year income averaging provision based on the income tax rates in effect for 1986. Taxable distributions received prior to attainment of age 59 1/2 under a Contract purchased under a qualified plan are subject to the same 10% penalty tax (and the same exceptions) as described above with respect to Section 403(b) annuities.

REQUIRED DISTRIBUTIONS. The minimum distribution requirements for these qualified plans are generally the same as described above with respect to
Section 403(b) annuities.

TAX-FREE ROLLOVERS. If, within 60 days of receipt, an employee who receives a single sum distribution transfers all of the taxable amount received to another plan qualified under Section 401 or 403(a), or to an individual retirement account or annuity as provided for under the Code, the transferred amount will not be taxed in the year of distribution. Certain "partial" distributions may also qualify for tax-free rollover treatment, but only if transferred to an individual retirement account or annuity. However, income tax may be withheld from the distribution unless the distribution is transferred directly from the qualified plan to the individual retirement account or individual retirement annuity.

INDIVIDUAL  RETIREMENT ANNUITIES

PURCHASE PAYMENTS. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not (and whose spouses are not) active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $25,000 or less, or (3) are married and have adjusted gross income of $40,000 or less. An individual may also establish an IRA for his or her spouse if they file a joint return for the taxable year and his or her spouse earns less than the individual does for that year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the couple's combined earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustment) exceed the cut-off point ($25,000 for unmarried, $40,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000 and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000.

An individual may make non-deductible IRA contributions to the extent of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contribution made with respect to the individual.

An individual may not make any contributions to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter. Contributions to a spouse's IRA may not be made for any year in which that spouse reaches age
70 1/2 or for any year thereafter.

TAXATION OF DISTRIBUTIONS. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax including distributions following the owner's death or disability or distribution in the form of an annuity for the life (or life expectancy) of the owner (or the owner and beneficiary), or distributions not in excess of deductible medical expenses or certain distributions to pay health insurance premiums after an extended period of unemployment.

REQUIRED DISTRIBUTIONS. The minimum distribution requirements for IRAs are generally the same as described above with respect to Section 403(b) annuities. Certain of these and other provisions are incorporated in a special endorsement attached to IRA Contracts, and reference should be made to that endorsement for its complete terms.

TAX-FREE ROLLOVERS. The Code permits funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS

PURCHASE PAYMENTS. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% of the employee's earned income. Employees of certain small employers may have contributions made to a special kind of SEP (SARSEP) on their behalf on a salary reduction basis if the SARSEP plan was in effect on December 31, 1996. These salary reduction contributions may not exceed $9,500 in 1997, which is indexed for inflation. Employees of tax-exempt organizations and state or local government agencies have never been eligible for the salary reduction type of SEP.

TAXATION OF DISTRIBUTIONS. Generally, distribution payments from SEPs are subject to the same distribution rules described above for IRAs.

REQUIRED DISTRIBUTIONS. SEP distributions are subject to the same minimum required distribution rules described above for IRAs.

TAX-FREE ROLLOVERS. Generally, rollovers and direct transfers may be made to and from SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers to other IRAs, excluding SIMPLE IRAs are also possible. Special rules apply if the rollover is from a SARSEP IRA.

SECTION 408(p) SIMPLE IRA PLANS

PURCHASE PAYMENTS: Under Section 408(p) of the Code, small employers may establish a type of IRA plan referred to as a Savings Incentive Match Plan for Employees (SIMPLE Plan). An employee may contribute annually through his or her employer a pre-tax salary reduction contribution not to exceed the lesser of $6,000 or 100% of compensation. The employer must annually either (1) match the employee contribution dollar for dollar up to 3% of pay, or (2) make a 2% of pay contribution for each eligible employee regardless of whether the employee makes any salary reduction contribution. In two out of every five years, the employer has the option to reduce the matching contribution as low as 1% of pay but advance notice must be provided to employees.

TAXATION OF DISTRIBUTIONS: Generally, distributions from SIMPLE IRA Plans are subject to the same distribution rules described above for IRAs. However, if an individual withdraws any amount from his SIMPLE IRA Plan within the first two years of his or her commencement of participation in the employer's SIMPLE IRA Plan, the 10% penalty tax for premature distribution, if such tax applies, will be increased to 25%.

REQUIRED DISTRIBUTIONS: SIMPLE distributions are subject to the same minimum distribution rules described above for IRAs.

TAX-FREE ROLLOVERS: Generally, rollovers and direct transfers may be made to and from SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers or transfers to other IRAs, other than SIMPLE IRAs, are also possible but only after the second anniversary of commencement of participation in the employer's SIMPLE IRA Plan.

SECTION 457 UNFUNDED DEFERRED COMPENSATION PLANS OF PUBLIC EMPLOYERS AND TAX-EXEMPT ORGANIZATIONS

PURCHASE PAYMENTS. Under Section 457 of the Code, all individuals who perform services for a state or local government or governmental agency may participate in a deferred compensation program. Other tax-exempt employers may establish unfunded deferred compensation plans under Section 457 for employees and/or independent contractors.

Though not actually a qualified plan as that term is normally used, this type of program allows individuals to defer the receipt of compensation that otherwise would be currently payable and therefore to defer the payment of federal income taxes on such amounts. Assuming that the program meets the requirements to be considered an eligible deferred compensation plan (an "EDCP"), an individual may contribute (and thereby defer from current income for tax purposes) the lesser of $7,500 or 33-1/3% of the individual's includible compensation. (Includible compensation means compensation from the employer which would be currently includible in gross income for federal tax purposes.) In addition, during the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The amounts which are deferred may be used by the employer to purchase the Contracts offered by this Prospectus. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The employee has no rights or interest in the Contract and is entitled only to payment in accordance with the EDCP provisions.

TAXATION OF DISTRIBUTIONS. Amounts received by an individual from an EDCP are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

DISTRIBUTIONS BEFORE SEPARATION FROM SERVICE. Distributions generally are not permitted under an EDCP prior to separation from service or reaching age 70 1/2, except in cases of severe financial hardship. Hardship distributions are includible in the gross income of the individual in the year in which paid.

REQUIRED DISTRIBUTIONS. The distribution requirements for these qualified plans are generally the same as described above with respect to Section 403(b) annuities. However, if distributions do not commence before the employee's death, the entire interest in the Contract must be distributed within 15 years if the beneficiary is not the employee's surviving spouse.

TAX-FREE TRANSFERS. The Code permits the tax-free direct transfer of EDCP amounts to another EDCP, subject to certain conditions. Any transfers must be with employer consent.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

PURCHASE PAYMENTS. Private taxable employers may establish unfunded, non-qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of tax-exempt employers entered into prior August 16, 1986, and not subsequently modified, are also subject to the rules for private taxable employer deferred compensation plans discussed below. (Unfunded deferred compensation plans of other tax-exempt employers are generally subject to the requirements of Section 457.)

These types of programs allow individuals to defer receipt of up to 100% of compensation which would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts. Purchase payments made by the employer, however are not immediately deductible by the employer, and the employer is currently taxed on any increase in Contract Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions.

TAXATION OF DISTRIBUTIONS. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

WITHHOLDING

Annuity payments and other amounts received under Contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require Fortis Benefits to disregard the recipient's election if the recipient fails to supply Fortis Benefits with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies Fortis Benefits that the TIN provided by the recipient is incorrect.

MISCELLANEOUS

The computer systems Fortis Benefits uses to process policy transactions and valuations need to be adjusted to be able to continue to administer its policies after Year 2000. Fortis Benefits is devoting all resources necessary to make these systems modifications and expects that the necessary changes will be completed on time and in a way that will result in no disruption to its policy servicing operations. However, as is the case with most system conversion projects, risks and uncertainties exist, due in part to reliance on third party vendors. Nonperformance by any of these entities, or other unforeseen circumstances, could have a material adverse impact on Fortis Benefits' ability to perform its policy servicing operations. Fortis Benefits is closely monitoring these entities to avoid any unforeseen circumstances.

VARIABLE ACCOUNT FINANCIAL STATEMENTS

This Statement of Additional Information contains no financial statements for the Subaccounts of the Variable Account because the available Subaccounts of the Variable Account have not yet commenced operations, has no assets or liabilities, and has received no income nor incurred any expenses as of the date of this Statement of Additional Information.

                                        PART C
                                  OTHER INFORMATION

Item 24.  FINANCIAL STATEMENT AND EXHIBITS

     a.   Financial Statements included in Part A:

          With Respect to Fortis Benefits Insurance Company:
          Audited Financials:

               Report of Independent Auditors.

               Balance Sheets for the years ended December 31, 1997 and 1996.

               Statements of Income, Statements of Changes in Shareholder's Equity and Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995.

               Notes to Financial Statements.

          Unaudited Financials:
          (To be filed by Pre-Effective Amendment)

               Balance Sheet for the nine months ended September 30, 1998.

               Statement of Income for the three months ended
               September 30, 1998.

               Statements of Income and Statements of Cash Flow for the nine months ended September 30, 1998 and 1997.

               Notes to Financial Statements.


          Financial Statements included in Part B:

          With Respect to Variable Account D of Fortis Benefits Insurance
          Company:

               None since available subaccounts have not begun operations.

     b.   Exhibits:

          1. Resolution of the Board of Directors of Fortis Benefits Insurance Company effecting the establishment of Variable Account D (incorporated by reference from Form N-4 of Fortis Benefits and its Variable Account D filed on December 31, 1987, File No. 33-19421).

          2.   Not applicable.

          3. (a) Form of Principal Underwriter and Servicing Agreement (incorporated by reference from Form N-4 registration statement filed by Fortis Benefits and its Variable Account D on January 11, 1994, File No. 33-73986);

               (b) Form of Amendment to Principal Underwriting Agreement (incorporated by reference from Form N-4 Registration Statement filed by Fortis Benefits and its Variable Account D on January 11, 1994, File No. 33-73986);

               (c)  Form of Dealer Sales Agreement -- filed herewith.

          4. (a) Form of Combination Fixed and Variable Annuity Contracts to be issued where all owners are less than 61 years old at time of purchase -- filed herewith.

               (b) Form of Combination Fixed and Variable Annuity Contracts to be issued where one or more owners are 61 years old at time of purchase -- filed herewith.

               (c) Form of IRA Endorsement (included as part of Pre-effective Amendment No. 1 to this Form N-4 Registration Statement filed March 28, 1991);

               (d) Form of Section 403(b) Annuity Endorsement (included as part of Pre-effective Amendment No. 1 to this Form N-4 Registration Statement filed March 28, 1991);

          5.   Form of Application -- filed herewith.

          6. (a) Articles of Incorporation of Fortis Benefits Insurance Company (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on March 17, 1986, File No. 33-03919);

               (b) By-laws of Fortis Benefits Insurance Company (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on March 17, 1986, File No. 33-03919);

               (c) Amendment to Articles of Incorporation and Bylaws dated November 21, 1991 (included as part of Post-Effective Amendment No. 1 to this Form N-4 Registration Statement filed March 2, 1992).

          7.   None.

          8.   None.

          9. Opinion and consent of Douglas R. Lowe, Esq., Assistant General Counsel of Fortis Benefits Insurance Company, as to the legality of the securities being registered (included as part of the original filing of this Form N-4 Registration Statement filed on November 1, 1990).

          10. (a) Consent of Ernst & Young LLP - to be filed by Pre-Effective Amendment.

               (b) Power of Attorney for Messr. Freedman and Clayton (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on December 17, 1993, File No. 33-73138).

          11.  Not applicable.

          12.  Not applicable.

          13. Schedules of computation of each performance quotation provided in the registration statement pursuant to Item 21--none.

          14. Financial Data Schedule - not applicable since financials were previously filed.

Item 25.  DIRECTORS AND OFFICERS OF FORTIS BENEFITS

     The directors, executive officers, and, to the extent responsible for variable insurance product operations, other officers of Fortis Benefits are listed below.


Name and Principal
 Business Address                          Offices with Depositor
------------------                         ----------------------
Officer-Directors
-----------------

Robert Brian Pollock (4)                   President and Chief Executive
                                           Officer


Dean C. Kopperud (1)                       President - Fortis Financial Group


Other Directors
---------------

Allen Royal Freedman (2)                   Chairman of the Board

J. Kerry Clayton (2)

Arie Aristide Fakkert (3)


Other Officers
--------------

Michael John Peninger (4)                  Senior Vice President and
                                           Chief Financial Officer

Peggy L. Ettestad (1)                      Senior Vice President--Life
                                           Operations

Rhonda J. Schwartz (1)                     Senior Vice President and General
                                           Counsel--Life and Investment Products

Jon H. Nicholson (1)                       Senior Vice President--Annuities

Melinda S. Urion (1)                       Senior Vice President and Chief
                                           Financial Officer

Dickson W. Lewis (1)                       Senior Vice President--Distribution
                                           and Marketing

-------------------------
(1)  Address:  Fortis Benefits Insurance Company, P.O. Box 64271, St. Paul, MN
               55164.

(2)  Address:  Fortis, Inc., One Chase Manhattan Plaza, New York, NY 10005.

(3)  Address:  Fortis AMEV, Archmideslaan 10, 3584 BA Utrecht, The Netherlands.

(4)  Address:  2323 Grand Avenue, Kansas City, MO 64108.

(5)  Address:  515 West Wells, Milwaukee, WI 53201.

Item 26.  PERSONS CONTROLLED BY OR UNDER CONTROL WITH THE DEPOSITOR OR
          REGISTRANT.

     Variable Accounts C and D of Fortis Benefits Insurance Company are separate accounts of Fortis Benefits. These separate accounts, certain separate accounts assumed from St. Paul Life Insurance Company, and Fortis Series Fund, Inc. may be deemed to be controlled by Fortis Benefits, although Fortis Benefits follows voting instructions of variable insurance contract owners with respect to voting on certain important matters in connection with these entities. All of these entities are created under Minnesota law and are the funding media for variable life insurance and annuity contracts issued or assumed by Fortis Benefits.

The chart indicating the persons controlled by or under common control with Fortis Benefits is hereby incorporated by reference from the response to Item 26 in Post-Effective Amendment No. 24 to this Form N-4 registration statement filed on April 28, 1994. Fortis Benefits has no subsidiaries.

Items 27. NUMBER OF CONTRACT OWNERS

     There are no contract owners.

Item 28.  INDEMNIFICATION

Pursuant to the Principal Underwriter and Servicing Agreement filed as Exhibit 3(a) and (b) to this Registration Statement and incorporated herein by this reference, Fortis Benefits has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Certificates, unless the misstatement or omission was based on information supplied by Fortis Investors; provided, however, that no such indemnity will be made to Fortis Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. This indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Fortis Investors. Pursuant to the Principal Underwriter and Servicing Agreement, Fortis Investors has agreed to indemnify Variable Account D, Fortis Benefits, and each of its officers, directors and controlling persons for damages and expenses (1) arising out of certain material misstatements and omissions in connection with the offer and sale of the Certificates, if the misstatement or omission was based on information furnished by Fortis Investors or (2) otherwise arising out of Fortis Investors' negligence, bad faith, willful misfeasance or reckless disregard of its responsibilities. Pursuant to its Dealer Sales Agreements, a form of which is filed as Exhibit 3-C- and (d) to this registration statement and is incorporated herein by this reference, firms that sell the Certificates agree to indemnify Fortis Benefits, Fortis Investors, the Separate Account, and their officers, directors, employees, agents, and controlling persons from liabilities and expenses arising out of the wrongful conduct or omissions of said selling firm or its officers, directors, employees, controlling persons or agents.

Also, Fortis Benefit's By-Laws (see Article VI, Section 5 thereof, which is incorporated herein by reference from Exhibit 6(b) to this Registration Statement) provide for indemnity and payment of expenses of Fortis Benefits's officers, directors and employees in connection with certain legal proceedings, judgments, and settlements arising by reason of their service as such, all to the extent and in the manner permitted by law. Applicable Minnesota law generally permits payment of such indemnification and expenses if the person seeking indemnification has acted in good faith and in a manner that he reasonably believed to be in the best interests of the Company and if such person has received no improper personal benefit, and in a criminal proceeding, if the person seeking indemnification also has no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fortis Benefits or the Separate Account pursuant to the foregoing provisions, or otherwise, Fortis Benefits and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortis Benefits of expenses incurred or paid by a director, officer or controlling person of Fortis Benefits or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  PRINCIPAL UNDERWRITERS

     (a) Fortis Investors, Inc. is the principal underwriter for Variable Account D. Fortis Investors, Inc. also acts as the principal underwriter for the following registered investment companies (in addition to Variable Account D and Fortis Series Fund, Inc.):
          Variable Account C of Fortis Benefits, Variable Account A of First Fortis Life Insurance Company, Fortis Advantage Portfolios, Inc., Fortis Equity Portfolios, Inc., Fortis Fiduciary Fund, Inc., Fortis Growth Fund, Inc., Fortis Money Portfolios, Inc., Fortis Tax-Free Portfolios, Inc., Fortis Income Portfolios, Inc., and Special Portfolios, Inc.

     (b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Fortis Investors,
          Inc.:


Name and Principal                         Positions and Offices
 Business Address                             with Underwriter
------------------                         ---------------------
Roger W. Arnold *                          Vice President

Robert W. Beltz, Jr.*                      Vice President and Director

Jeffrey R. Black *                         Business Development and Sales Desk
                                           Officer

Mark C. Cadalbert*                         Compliance Officer


Peter M. Delahanty*                        Vice President

Tamara L. Fagely*                          Vice President

Joanne M. Herron*                          Assistant Treasurer

John E. Hite*                              Vice President and
                                           Assistant Secretary

Carol M. Houghtby*                         Vice President, Treasurer and
                                           Director

Dean C. Kopperud*                          President and Director

Christine D. Pawlenty*                     Customs Solutions Group Officer

Mary B. Petersen*                          2nd Vice President

Scott R. Plummer*                          Vice President and Associate General
                                           Counsel

-------------------------
*    Address:  500 Bielenberg Drive, Woodbury, MN 55125.

     (c) None.

Item 30.  LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 and 31a-3 thereunder are maintained by Fortis Benefits, Fortis Investors, Inc. and Fortis Advisers, Inc., at 500 Bielenberg Drive, Woodbury, Minnesota 55125.

Item 31.  MANAGEMENT SERVICES

     None.

Item 32.  UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) To include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free phone number, postcard, or similar written communication affixed to or included in the Prospectus that the applicant can call or remove to send for a Statement of Additional Information;

     (c) To deliver a Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Fortis Benefits Insurance Company represents:

     (a) that the fees and charges imposed under the provisions of the Contract covered by this registration statement, in the aggregate, are reasonable in relation to the services to be rendered by the Registrant associated with the Contracts, the expenses to be incurred by the Registrant associated with the Contracts, and the risks assumed by the Registrant associated with the Contracts.

The Registrant intends to rely on the no-action response dated November 28, 1988 from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1)-(4) thereof.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this amended Registration Statement to be signed on its behalf in the City of St. Paul, State of Minnesota on this 25th day of September, 1998.

                              VARIABLE ACCOUNT D OF
                              FORTIS BENEFITS INSURANCE COMPANY
                                   (Registrant)
                              By: FORTIS BENEFITS INSURANCE COMPANY


                              By:    /s/
                                 -----------------------------------------------
                                   Robert Brian Pollock, President

                              FORTIS BENEFITS INSURANCE COMPANY
                                   (Depositor)
                              By:    /s/ Robert Brian Pollock
                                 -----------------------------------------------
                                   Robert Brian Pollock, President

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons, in the capacities indicated, on September 28, 1998.

Signature                                    Title With Fortis Benefits
---------                                    --------------------------


*                                       Chairman of the Board
 --------------------------------
 Allen Royal Freedman

*                                       Director
 --------------------------------
 J. Kerry Clayton

                                        Director
 --------------------------------
 Arie Aristide Fakkert

   /s/ Robert Brian Pollock             President and Director
 --------------------------------
 Robert Brian Pollock                   (Chief Executive Officer)

   /s/ Dean C. Kopperud                 Director
 --------------------------------
 Dean C. Kopperud

   /s/ Michael John Peninger            Senior Vice President, Controller
 --------------------------------              and Treasurer (Principal
 Michael John Peninger                         Accounting Officer and
                                               Principal Financial Officer)




*By:  /s/ Robert Brian Pollock
    --------------------------------
    Robert Brian Pollock
    Attorney-in-Fact

                                    EXHIBIT INDEX



3(a)  Form of Dealer Sales Agreement

4(a)  Form of Annuity Contract

4(b)  Form of Annuity Contract

(5)   Form of Application